UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

A free translation from Portuguese into English of Independent Auditor’s Report on quarterly financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

Independent auditor’s report on interim financial statements

The Shareholders, Board of Directors and Officers

Telefônica Brasil S.A.

São Paulo - SP

We have reviewed the individual and consolidated interim financial information of Telefônica Brasil S.A., (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended June 30, 2015, which comprise the balance sheet as at June 30, 2015 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month and six-month period then ended, including other explanatory information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the Quarterly Information Form (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (SVA) for the six-month period ended June 30, 2015, prepared under management’s responsibility, whose presentation in the interim financial information is required by rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information (ITR), and as supplementary information under IFRS, which do not require SVA presentation. This statement has been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that it is not fairly presented fairly, in all material respects, in relation to the overall accompanying interim financial information.

Audit of the balance sheet as of December 31, 2014 and review of the interim statements of income, of comprehensive income, of changes in equity, of cash flows and of value added for the three-month and six-month period ended June 30, 2014

The balance sheet as of December 31, 2014, presented for comparison purposes, was previously audited by other independent auditors, who issued an unmodified report dated February 12, 2015.  In addition, the interim statements of income, of comprehensive income, of changes in equity, of cash flows and of value added for the three-month and six-month period ended June 30, 2014, presented for comparison purposes, were reviewed by other independent auditors, who issued an unmodified report dated July 29, 2014.

São Paulo, July 27, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti Accountant CRC-1SP144343/O-3	Héctor Ezequiel Rodríguez Padilla Accountant CRC-1SP299427/O-9

TELEFÔNICA BRASIL S. A.
Balance Sheets
At June 30, 2015 and December 31, 2014
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	06.30.15	12.31.14	06.30.15	12.31.14	LIABILITIES AND EQUITY	Note	06.30.15	12.31.14	06.30.15	12.31.14

Current assets		17,212,547	14,754,381	19,479,711	15,517,368	Current liabilities		16,342,706	16,102,171	20,640,418	16,011,006
Cash and cash equivalents	4	6,391,227	3,835,304	7,094,667	4,692,689	Personnel, social charges and benefits	14	484,484	585,770	670,014	591,381
Trade accounts receivable, net	5	6,577,250	6,470,764	8,001,965	6,724,061	Trade accounts payable	15	7,367,556	7,675,632	8,033,724	7,641,191
Inventories	6	629,958	458,488	680,396	479,801	Taxes, charges and contributions	16	1,085,837	1,236,330	1,508,145	1,281,673
Dividends and interest on equity	17	-	174,726	-	-	Dividends and interest on equity	17	3,075,238	1,495,321	3,075,238	1,495,321
Prepaid expenses	9	863,390	300,567	921,899	303,551	Provisions and contingencies	18	777,623	674,276	794,018	674,276
Taxes recoverable	7.1	1,972,676	2,163,404	2,171,259	2,202,662	Deferred income	19	631,101	704,589	645,720	717,019
Judicial deposits and garnishments	8	211,908	202,169	211,908	202,169	Loans, financing, finance lease and contingent consideration	20	648,509	1,509,471	3,775,660	1,509,471
Derivative transactions	33	41,398	613,939	41,398	613,939	Debentures	20	768,295	755,047	768,295	755,047
Other assets	10	524,740	535,020	356,219	298,496	Derivative transactions	33	25,628	23,011	47,690	23,011
						Other liabilities	21	1,478,435	1,442,724	1,321,914	1,322,616
Noncurrent assets		78,575,004	58,382,747	82,587,446	57,547,920
Short-term investments pledged as collateral		88,642	125,343	97,721	125,353	Noncurrent liabilities		12,326,618	12,084,862	14,308,512	12,104,187
Trade accounts receivable, net	5	204,525	190,288	313,012	299,405	Personnel, social charges and benefits	14	78,553	118,829	78,565	118,829
Taxes recoverable	7.1	346,841	340,205	410,624	340,205	Taxes, charges and contributions	16	57,681	41,379	85,681	67,126
Deferred taxes	7.2	92,258	40,704	505,486	144,817	Provisions and contingencies	18	4,799,534	4,440,756	5,436,888	4,461,654
Prepaid expenses	9	17,280	24,346	18,950	26,223	Deferred income	19	495,624	480,957	496,620	482,782
Judicial deposits and garnishments	8	4,754,642	4,514,783	5,344,200	4,543,056	Loans, financing, finance lease and contingent consideration	20	2,308,442	2,123,126	3,572,134	2,123,126
Derivative transactions	33	222,042	152,843	222,042	152,843	Debentures	20	3,418,440	3,411,616	3,418,440	3,411,616
Other assets	10	60,500	94,703	67,835	94,925	Derivative transactions	33	12,218	24,133	12,218	24,133
Investments	11	21,366,942	1,445,014	84,904	79,805	Post-retirement benefit plan	32	478,530	456,129	478,530	456,129
Property and equipment, net	12	20,941,202	20,381,731	30,073,795	20,453,864	Other liabilities	21	677,596	987,937	729,436	958,792
Intangible assets, net	13	30,480,130	31,072,787	45,448,877	31,287,424
						Equity		67,118,227	44,950,095	67,118,227	44,950,095
						Capital	22	63,571,416	37,798,110	63,571,416	37,798,110
						Premium on acquisition of noncontrolling interest	22	(70,448)	(70,448)	(70,448)	(70,448)
						Capital reserves	22	1,345,579	2,686,897	1,345,579	2,686,897
						Income reserve	22	1,535,699	1,534,479	1,535,699	1,534,479
						Retained earnings	22	721,938	-	721,938	-
						Additional dividend proposed	22	-	2,768,592	-	2,768,592
						Other comprehensive income	22	14,043	232,465	14,043	232,465

TOTAL ASSETS		95,787,551	73,137,128	102,067,157	73,065,288	TOTAL LIABILITIES AND EQUITY		95,787,551	73,137,128	102,067,157	73,065,288

TELEFÔNICA BRASIL S. A.
Income Statements
For the three- and six-month periods ended June 30, 2015 and 2014
(In thousands of reais)

		Company				Consolidated
		Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	Note	06.30.15	06.30.14	06.30.15	06.30.14	06.30.15	06.30.14	06.30.15	06.30.14

Operating revenue, net	23	8,414,876	8,124,243	16,836,157	16,318,292	9,962,125	8,616,594	18,945,203	17,228,524

Cost of sales and services	24	(4,303,895)	(3,886,561)	(8,592,857)	(8,081,761)	(5,068,448)	(4,116,069)	(9,605,288)	(8,512,413)

Gross profit		4,110,981	4,237,682	8,243,300	8,236,531	4,893,677	4,500,525	9,339,915	8,716,111

Operating income (expenses)		(3,269,175)	(3,125,574)	(6,517,559)	(6,207,291)	(3,639,509)	(3,143,905)	(6,922,113)	(6,240,202)
Selling expenses	24	(2,686,978)	(2,554,420)	(5,369,141)	(5,037,917)	(2,973,591)	(2,566,999)	(5,682,237)	(5,077,012)
General and administrative expenses	24	(456,692)	(441,710)	(877,733)	(929,161)	(531,434)	(455,553)	(961,254)	(943,522)
Other operating income	25	130,938	110,656	243,712	224,832	146,631	118,566	260,457	247,862
Other operating expenses	25	(256,443)	(240,100)	(514,397)	(465,045)	(281,115)	(239,919)	(539,079)	(467,530)

Operating income		841,806	1,112,108	1,725,741	2,029,240	1,254,168	1,356,620	2,417,802	2,475,909

Financial income	26	431,809	173,706	678,143	402,543	456,011	193,062	711,145	432,700
Financial expenses	26	(376,404)	(310,005)	(870,694)	(643,774)	(627,538)	(305,110)	(1,100,524)	(633,078)
Equity pickup	11	123,002	177,918	327,452	323,353	440	454	672	1,459

Income before taxes		1,020,213	1,153,727	1,860,642	2,111,362	1,083,081	1,245,026	2,029,095	2,276,990

Income and social contribution taxes	27	(150,397)	838,926	(411,107)	542,061	(213,265)	747,627	(579,560)	376,433

Net income for the period		869,816	1,992,653	1,449,535	2,653,423	869,816	1,992,653	1,449,535	2,653,423

Basic and diluted earnings per share (in R$)
Common shares	28	0.56	1.66	1.05	2.22
Preferred shares	28	0.62	1.83	1.16	2.44

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
For the six-month periods ended June 30, 2015 and 2014
(In thousands of reais)

			Capital reserves			Income reserve
	Capital	Premium on acquisition of noncontrolling interest	Special goodwill reserve	Other capital reserves	Treasury stock	Legal reserve	Tax incentive reserve	Retained earnings	Additional Dividend Proposed	Other comprehensive income	Company’s Equity

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442

Additional dividend proposed for year 2013	-	-	-	-	-	-	-	-	(1,175,538)	-	(1,175,538)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	109,518	-	-	109,518
Other comprehensive income	-	-	-	-	-	-	-	-	-	(7,094)	(7,094)
Net income for the period	-	-	-	-	-	-	-	2,653,423	-	-	2,653,423

Balances at June 30, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	2,762,941	-	9,755	44,474,751

Dividendo adicional proposto do exercício de 2013	-	-	-	-	-	-	-	-	-	-	-
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	97,924	-	-	97,924
Corporate Income Tax Return (DIPJ) adjustments – Tax incentives	-	-	-	-	-	-	150	(150)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(36,526)	-	222,710	186,184
Net income for the period	-	-	-	-	-	-	-	2,283,236	-	-	2,283,236
Allocation of income:
Legal reserve	-	-	-	-	-	246,833	-	(246,833)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,092,000)	-	-	(2,092,000)
Additional dividend proposed	-	-	-	-	-	-	-	(2,768,592)	2,768,592	-	-

Balances at December 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,532,630	1,849	-	2,768,592	232,465	44,950,095

Additional dividend proposed for year 2014	-	-	-	-	-	-	-	-	(2,768,592)	-	(2,768,592)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	58,623	-	-	58,623
Corporate Income Tax Return (DIPJ) adjustments – Tax incentives	-	-	-	-	-	-	1,220	(1,220)	-	-	-
Cancellation of treasury stock, according to the Special Shareholders' Meeting of 03/12/15	-	-	-	(112,107)	112,107	-	-	-	-	-	-
Capital increase – Special Shareholders’ Meeting of 04/28/15	15,812,000	-	-	-	-	-	-	-	-	-	15,812,000
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/28/2015	-	-	-	(62,812)	-	-	-	-	-	-	(62,812)
Capital increase – Special Shareholders’ Meeting of 04/30/15	295,285	-	-	-	-	-	-	-	-	-	295,285
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/30/2015	-	-	-	(3,776)	-	-	-	-	-	-	(3,776)
Capital increase – Merger of GVTPart shares – Special Shareholders’ Meeting of 05/28/15	9,666,021	-	-	(1,188,707)	-	-	-	-	-	-	8,477,314
Dissenters' right – Acquisition of GVTPart.	-	-	-	-	(86,023)	-	-	-	-	-	(86,023)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(218,422)	(218,422)
Net income for the period	-	-	-	-	-	-	-	1,449,535	-	-	1,449,535
Interim interest on equity	-	-	-	-	-	-	-	(515,000)	-	-	(515,000)
Interim dividends	-	-	-	-	-	-	-	(270,000)	-	-	(270,000)

Balances at June 30, 2015	63,571,416	(70,448)	63,074	1,368,528	(86,023)	1,532,630	3,069	721,938	-	14,043	67,118,227

Outstanding shares (in thousands)											1,688,694
VPA – Equity value of Company’s shares (in R$)											39.75

TELEFÔNICA BRASIL S. A.
Statements of Comprehensive Income
For the three- and six-month periods ended June 30, 2015 and 2014
(In thousands of reais)

	Company				Consolidated
	Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14	06.30.15	06.30.14	06.30.15	06.30.14

Net income for the year	869,816	1,992,653	1,449,535	2,653,423	869,816	1,992,653	1,449,535	2,653,423

Unrealized losses on investments available for sale	206	(3,276)	(783)	(4,571)	206	(3,276)	(783)	(4,571)
Taxes	(70)	1,114	266	1,554	(70)	1,114	266	1,554
	136	(2,162)	(517)	(3,017)	136	(2,162)	(517)	(3,017)

Gains from derivative transactions	(942,708)	(438)	(337,175)	1,594	(942,593)	(438)	(337,060)	1,594
Taxes	320,521	149	114,640	(542)	320,521	149	114,640	(542)
	(622,187)	(289)	(222,535)	1,052	(622,072)	(289)	(222,420)	1,052

Cumulative translation adjustments – transactions in foreign currency	423	(2,366)	5,210	(5,129)	423	(2,366)	5,210	(5,129)

Other net comprehensive income to be reclassified into income in subsequent periods	(621,628)	(4,817)	(217,842)	(7,094)	(621,513)	(4,817)	(217,727)	(7,094)

Losses on other comprehensive income (loss)	-	-	-	-	(695)	-	(695)	-

Interest in comprehensive income of subsidiaries	(580)	-	(580)	-	-	-	-	-

Other net comprehensive income to be reclassified into income in subsequent periods	(580)	-	(580)	-	(695)	-	(695)	-

Comprehensive income for the period, net of taxes	247,608	1,987,836	1,231,113	2,646,329	247,608	1,987,836	1,231,113	2,646,329

TELEFÔNICA BRASIL S. A.
Cash Flow Statements
For the six-month periods ended June 30, 2015 and 2014
(In thousands of reais)

	Company		Consolidated
	Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14

Net cash from operating activities	2,721,001	3,023,664	3,323,699	3,780,607

Expenses (revenue) not representing changes in cash	6,117,360	5,665,939	7,297,753	6,187,418
Income before taxes	1,860,642	2,111,362	2,029,095	2,276,990
Depreciation and amortization	2,810,898	2,622,196	3,099,990	2,632,390
Exchange gains (losses) on loans	(141,854)	40,752	81,307	40,752
Monetary gains (losses)	163,103	37,539	171,137	24,393
Equity pickup	(327,452)	(323,353)	(672)	(1,459)
Gain (loss) on assets write-off/disposal	21,415	25,958	27,987	25,734
Estimated impairment losses of accounts receivable	543,545	396,685	609,212	428,270
Provision for (reversal of) trade accounts payable	321,637	152,807	370,073	157,752
Estimates impairment losses (write-offs and reversals) of inventories	(15,061)	(11,391)	(16,034)	(10,795)
Pension plans and other post-employment benefits	21,594	15,762	21,586	15,755
Provisions for tax, labor, civil and regulatory contingencies	413,793	240,591	427,796	240,605
Interest expenses	415,468	342,533	446,644	342,533
Other	29,632	14,498	29,632	14,498

Changes in operating assets and liabilities:	(3,396,359)	(2,642,275)	(3,974,054)	(2,406,811)
Trade accounts receivable	(664,268)	(836,955)	(757,292)	(824,255)
Inventories	(156,409)	(9,069)	(179,920)	6,076
Taxes recoverable	(100,492)	41,344	(104,794)	32,772
Prepaid expenses	(446,092)	(412,834)	(441,228)	(414,016)
Other current assets	6,998	(243,376)	(47,732)	54,898
Other noncurrent assets	(131,989)	9,966	(131,961)	(27)
Personnel, social charges and benefits	(141,562)	10,155	(133,789)	10,251
Trade accounts payable	(277,052)	(250,889)	(398,411)	(158,907)
Taxes, charges and contributions	(186,651)	98,570	(187,484)	98,582
Interest paid	(402,210)	(378,298)	(441,248)	(378,298)
Income and social contribution taxes paid	-	(415,724)	(186,372)	(544,113)
Other current liabilities	(655,362)	(191,195)	(711,380)	(210,135)
Other noncurrent liabilities	(241,270)	(63,970)	(252,443)	(79,639)

Net cash from investing activities	(13,433,265)	(2,712,345)	(11,329,302)	(2,713,943)
Acquisition of property and equipment and intangible assets (net of donations)	(3,083,486)	(2,638,508)	(3,274,268)	(2,654,154)
Cash from sale of property and equipment	6,224	5,887	6,438	7,034
Acquisition of company, net of cash and cash equivalents acquired of R$399,241	(8,903,954)	-	(8,504,713)	-
Capital increase in subsidiary	(2,766,694)	-	-	-
Others	-	-	(172,010)	-
Redemption (investment) of judicial deposits	(66,953)	(80,864)	(67,444)	(67,963)
Dividends and interest on equity received	698,903	1,140	-	1,140
Net payment of derivative contracts on acquisition of company	682,695	-	682,695	-

Net cash from financing activities	13,268,187	(2,123,879)	10,407,581	(2,123,879)
Repayment of loans, financing and debentures	(1,266,125)	(433,825)	(4,120,130)	(433,825)
Raising of loans and debentures	12,580	93,884	12,580	93,884
Net payment of derivative contracts	337,002	(31,710)	330,401	(31,710)
Payments referring to grouping of shares	(103)	(145)	(103)	(145)
Capital increase	16,107,285	-	16,107,285	-
Direct costs of capital increase	(80,835)	-	(80,835)	-
Dividends and interest on equity paid	(1,841,617)	(1,752,083)	(1,841,617)	(1,752,083)
Total cash used in (from) financing activities	13,268,187	(2,123,879)	10,407,581	(2,123,879)

Increase (decrease) in cash and cash equivalents	2,555,923	(1,812,560)	2,401,978	(1,057,215)

Cash and cash equivalents at beginning of period	3,835,304	6,311,299	4,692,689	6,543,936
Cash and cash equivalents at end of period	6,391,227	4,498,739	7,094,667	5,486,721

Cash and cash equivalents changes in the period	2,555,923	(1,812,560)	2,401,978	(1,057,215)

TELEFÔNICA BRASIL S. A.
Statements of Value Added
For the six-month periods ended June 30, 2015 and 2014
(In thousands of reais)
	Company		Consolidated
	Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14

Revenues	22,895,400	22,161,113	25,570,351	23,282,986
Sale of goods and services	23,113,873	22,242,223	25,717,327	23,372,651
Other revenues	325,072	315,575	462,236	338,605
Provision for impairment of trade accounts receivable	(543,545)	(396,685)	(609,212)	(428,270)

Inputs acquired from third parties	(8,942,918)	(8,634,019)	(9,941,188)	(9,140,593)
Cost of products, goods and services sold	(4,782,952)	(4,642,720)	(5,585,999)	(5,131,097)
Materials, electric power, third-party services and other	(4,142,841)	(3,974,252)	(4,337,047)	(3,991,573)
Loss/recovery of assets	(17,125)	(17,047)	(18,142)	(17,923)

Gross value added	13,952,482	13,527,094	15,629,163	14,142,393

Withholdings	(2,810,898)	(2,622,196)	(3,099,990)	(2,632,390)
Depreciation and amortization	(2,810,898)	(2,622,196)	(3,099,990)	(2,632,390)

Net value added produced	11,141,584	10,904,898	12,529,173	11,510,003

Value added received in transfer	1,005,595	725,896	711,817	434,159
Equity pickup	327,452	323,353	672	1,459
Financial income	678,143	402,543	711,145	432,700

Total undistributed value added	12,147,179	11,630,794	13,240,990	11,944,162

Distribution of value added	(12,147,179)	(11,630,794)	(13,240,990)	(11,944,162)

Personnel, social charges and benefits	(1,381,041)	(1,285,333)	(1,584,065)	(1,297,013)
Direct compensation	(988,852)	(898,317)	(1,139,503)	(906,448)
Benefits	(327,772)	(328,675)	(371,755)	(331,555)
Unemployment Compensation Fund (FGTS)	(64,417)	(58,341)	(72,807)	(59,010)
Taxes, charges and contributions	(7,480,692)	(6,186,819)	(8,075,850)	(6,496,543)
Federal	(2,467,159)	(1,310,642)	(2,784,088)	(1,568,168)
State	(4,981,565)	(4,845,527)	(5,201,917)	(4,849,947)
Local	(31,968)	(30,650)	(89,845)	(78,428)
Debt remuneration	(1,835,911)	(1,505,219)	(2,131,540)	(1,497,183)
Interest	(836,319)	(643,774)	(1,066,340)	(633,078)
Rental	(999,592)	(861,445)	(1,065,200)	(864,105)
Equity remuneration	(1,449,535)	(2,653,423)	(1,449,535)	(2,653,423)
Retained profit	(1,449,535)	(2,653,423)	(1,449,535)	(2,653,423)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been or granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At June 30, 2015 and December 31, 2014, Telefónica S.A. (“Telefónica”), holding company of the Group located in Spain, held a direct and indirect interest in the Company (Note 22).

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed in the Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified under level II, backed only by preferred shares and traded in the New  York Stock Exchange (“NYSE”).

b) Operations

The Company is primarily engaged in rendering land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (“STFC”) and Multimedia Communication Service (“SCM”) authorization, respectively.  Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (“PGO”) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”), under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

b.1) STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO).

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

Global Village Telecom S.A. (“GVT”), a wholly-owned subsidiary of GVT Participações S.A. (“GVTPart”), is engaged in the provision of STFC, SCM and pay-TV (SEAC) services throughout Brazil.  ANATEL granted GVT the right to operate STFC in Region II of the PGO and a license to operate local and long-distance services in the Brazilian territory. In November 2006, GVT received the remaining licenses of STFC services for all of the Brazilian regions (the company was authorized to provide such services only in part of these regions). This granted the company the STFC license for the whole territory. GVT also has licenses to provide SCM and SEAC services in the entire Brazilian territory.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

GVT is the controlling shareholder of POP Internet Ltda. (“POP”) and of Innoweb Ltda. (“Innoweb”), Brazil-based entities operating in the telecommunications industry.

b.2) SMP authorization arrangement

The Company operates SMP services, in accordance with the authorizations it has been given. Frequency authorizations granted by ANATEL may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contribution taxes, related to the application of the Basic and Alternative Service Plans (Note 21).

The information on the areas of operation (regions) and due dates of the radiofrequency authorizations is the same of Note 1b2 – “SMP Authorization Arrangements”, as disclosed in the financial statements at December 31, 2014.

c) Agreement between Telefónica S.A. and Telecom Italia, S.p.A.

TELCO S.p.A. (“TELCO”) has a 22.4% interest with voting rights in Telecom Italia, S.p.A. (“Telecom Italia”), and is the majority shareholder of this company.

Telefónica S.A holds an indirect control in Telefonica Brasil, and Telecom Italia holds an indirect interest in TIM S.A. (“TIM”), a Brazilian telecommunications company.  Neither Telefónica, nor Telefônica Brasil or any other affiliate of Telefónica interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest in relation to TIM operations in Brazil. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and CADE, concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A entered into an agreement with the other shareholders of TELCO, whereby Telefónica subscribed and paid up capital in TELCO through a contribution of 324 million euros, receiving shares without voting rights of TELCO as consideration. As a result of this capital increase, the share capital of Telefónica with voting rights in TELCO remained unchanged, although their economic participation rose to 66%.  Thus, the governance of TELCO, as well as the obligations of Telefónica S.A to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

In the same document, the Italian shareholders of TELCO granted to Telefónica the option to acquire all TELCO’s shares, and such option is conditioned on prior competition defense and telecommunications approvals that are required (including in Brazil and Argentina).

On June 16, 2014, the Italian shareholders of TELCO decided to exercise their rights to request spin-off ensured by the Shareholders' Agreement of the company. This spin-off was approved by the Annual Shareholders’ Meeting of TELCO held on July 9, 2014, and was subject to prior authorization by relevant authorities, including CADE and ANATEL in Brazil.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

On December 22, 2014 and March 12, 2015, ANATEL authorized TELCO’s spin-off, in a transaction impacting the swap transaction conducted with Vivendi S.A. (“Vivendi”), based on Rulings No. 429/2014-CD and No. 87/2015-CD, respectively. The swap transaction agreed by and between Telefónica and Vivendi, Vivendi would exchange all its voting shares and part of its non-voting shares held in the Company for an indirect interest held by Telefónica in Telecom Itália (Note 3), subject to certain conditions, such as prohibiting Vivendi to increase its interest in the Company.

The 61st ordinary session of CADE’s Trial Court, held on March 25, 2015, approved TELCO’s spin-off and the swap transaction agreed upon between Telefónica and Vivendi, subject to the execution of three concentration control agreements.

2)    BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

2.1) Statement of Compliance

The individual quarterly information (Company) was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the rules issued by CVM, and with CPC 21 - Interim Financial Reporting, issued by the Brazilian FASB (CPC), which are in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The consolidated quarterly information (Consolidated) was prepared and is presented in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by IASB, and CVM rules.

At a meeting held on July 15, 2015, the Executive Board authorized the issue of this quarterly information, which was ratified by the Board of Directors at a meeting held on July 27, 2015.

2.2) Basis of preparation and presentation

The Company’s quarterly information for the six-month period ended June 30, 2015 is presented in thousands of reais (unless otherwise stated) and was prepared under a going concern assumption.

This quarterly information compares the quarters ended June 30, 2015 and 2014, except the balance sheets, in which the positions at June 30, 2015 and December 31, 2014 are compared.

As a result of the consolidation of GVTPart (Note 3) as of May 1, 2015, the financial information as at June 30, 2015 is not comparable to the information as at December 31 and June 30, 2014.

This quarterly information was prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in preparing the financial statements for the year ended December 31, 2014 (Note 3 – “Summary of Significant Accounting Practices”) and must be analyzed jointly with the referred to financial statements.

Certain accounts in the tables of these notes to quarterly information and the Statement of Value-Added were reclassified so as to allow comparison of information for the six-month periods ended June 30, 2015 and 2014, as applicable.

On the date of preparation of this quarterly information, the following IFRS amendments had been published; however, their application was not compulsory:

IFRS 9 Financial Instruments, issue of final version: This standard encompasses all phases of the financial instruments project and replaces IAS 39 – Financial Instruments: Recognition and Measurement and all prior versions of IFRS 9. It introduces new requirements for classification and measurement, impairment loss and hedge accounting. This standard is applicable as from the year beginning on January 1, 2018, and its early adoption is not permitted. Its retrospective application is required; however, the presentation of comparative information is not mandatory. Early adoption of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the initial application date falls before February 1, 2015. The adoption of IFRS 9 will impact the classification and measurement of the Company’s financial assets, but it will not impact the classification and measurement of its financial liabilities.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, revision: This standard determines the accounting treatment for transactions involving assets between an investor and its associates or joint ventures. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impacts on its financial position.

IFRS 10, 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, revision: This standard addresses the requirements for financial statements disclosure for an investment entity. This standard is applicable for annual periods beginning on or after January 1, 2017. The Company does not expect any significant impacts on its financial position.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, revision: The amendments to this standard require that a joint investor, which records the acquisition of interest in a joint operation that is a business, apply the relevant IFRS 3 principles applicable to business combination. The amendments further clarify that the interest previously held in a joint operation is not remeasured upon acquisition of additional interest in the same joint operation, while the joint control is held. In addition, a scope exclusion was added to IFRS 11 in order to specify that the amendments are not applicable when the parties sharing joint control, including the reporting entity, are under the common control of the main controlling party. The amendments apply both to the acquisition of final interest in a joint operation and the acquisition of any additional interest in the same joint operation, and are effective prospectively as from the year beginning on January 1, 2016. The Company does not expect significant impacts on its financial position.

IFRS 14 Regulatory Deferral Accounts, issue: This standard is optional and allows a company that conducts rate-regulated activities to continue applying most of its accounting policies on regulatory deferral account balances, upon first-time adoption of IFRS. The companies that adopt IFRS 14 must present regulatory deferral account balances as separate accounts in the balance sheets and in other comprehensive income. This standard requires disclosures on the nature and risks associated with company’s regulated rates and the effects of such regulation on the financial statements. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impacts on its financial position, since it has already been preparing its financial statements based on the effective IFRS.

IFRS 15 Revenue from Contracts with Customers, issue: This standard requires that an entity recognize revenue, reflecting the consideration expected to be received in exchange of the control over goods or services. When adopted, this standard will replace most part of the current guidance on revenue recognition (standards IAS 11, IAS 18, IFRIC 13, IFRC 15 and IFRIC 18). This standard is applicable as from the year beginning on January 1, 2017, and it may be adopted retrospectively, or using a cumulative effect approach. The Company is evaluating the impacts on its quarterly information and disclosures, and has neither defined the transition method nor determined the potential impacts on its financial reports yet.

IAS 1 Disclosure Initiative, review:  This standard addresses changes in the overall financial statements of a company. This standard is applicable for annual periods beginning on or after January 1, 2016. The Company does not expect any significant impacts on its financial position.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, revision: The amendments clarify the depreciation and amortization methods, subject to the alignment to the concept of future economic benefits expected from the use of assets over its economic useful life. This standard is applicable for annual periods beginning on or after January 1, 2016. The Company does not expect any significant impacts on its financial position.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

The Company does not early adopt any pronouncement, interpretation or amendment which has been issued but whose application is not mandatory.

2.3) Basis of consolidation

At June 30, 2015 and December 31, 2014, the Company held interests in the following companies:

Investees	Type of investment	At 06.30.15	At 12.31.14	Country (Head Office)	Core business
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications

GVT Participações S.A. ("GVTPart.") (Note 3)	Wholly-owned subsidiary	100.00%	-	Brazil	Telecommunications

Aliança Atlântica Holging B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	50.00%	Holland	Holding operating in the telecommunications industry

Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Underground telecommunications network

Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Technical assistance in telecommunications network

Interests held in subsidiaries or jointly-controlled entities are measured under the equity method in the individual quarterly information. In the consolidated quarterly information, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiary are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated quarterly information.

3)  ACQUISITION OF GVT PARTICIPAÇÕES S.A. (“GVTPart.”)

Pursuant to and for the purposes of CVM Rule No. 358/02, the Company informed the market that its Special Shareholders’ Meeting (“AGE”) held on May 28, 2015 approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company, in the capacity of “Buyer”, and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), in the capacity of “Sellers”, whereby all the shares issued by GVTPart were acquired by the Company.

Payment for acquisition of GVTPart shares was made as follows:

•       €4,663,000,000.00 paid in cash after contractual adjustments on the execution date; and

•       Company-issued shares delivered to FRHolding108 as a result of the merger of GVTPart shares by the Company, representing 12% of the Company’s capital stock after the merger of shares.

As a result of the merger of GVTPart shares, the Company’s capital increased by R$9,666,021, with the issuance of 68,597,306 common shares and 134,320,885 preferred shares, all registered, no-par value shares, based on the economic value of merged shares calculated using the discounted cash flow method and on the appraisal report on GVTPart’s economic value prepared by an expert firm, in conformity with article 252, paragraph 1, together with article 8, of Law No. 6404/76.  The difference between the economic value of merged shares and the market value of shares issued on the transaction closing date was recognized in “Other Capital Reserves”, in the amount of R$1,188,707.

This transaction was subject to obtaining the applicable corporate and regulatory authorizations, including Brazil’s Administrative Council for Economic Defense (“CADE”) and ANATEL, in addition to other conditions among those usually applicable to this kind of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015 and published in the Federal Register (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, and published in the Federal Register (“DOU”) on March 31, 2015.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Once the acquisition transaction was completed on May 28, 2015, the Company has held direct interests in GVTPart and indirect interests in GVT. The business purpose of Brazil-based GVTPart is to hold interests in other domestic or foreign companies as a partner, shareholder or member. Its direct subsidiary (GVT) provides land-line telephone, data, multimedia communication and pay-TV services throughout the Brazilian territory.

According to IFRS 3 (R)/CPC 15 (R1) - Business Combinations, business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, the liabilities assumed at acquisition date from the former acquiree’s shareholders and equity interests issued in exchange for control over the acquire.

The acquisition price, as yet calculated on a preliminary basis, is shown below:

Gross consideration in cash (Euros 4,663 billion)	15,964,853
(-) Contract adjustments (Net debt) (*)	(7,060,899)
Net consideration in cash	8,903,954
(+) Contingent Consideration	344,217
(+) Consideration in shares at fair value	8,477,314
(-) Gains from Cash Flow Hedge on transaction	(377,373)
Total consideration, net of cash flow hedge	17,348,112

(*) Reviewed by an expert independent firm, as contractually defined.

Please find below a breakdown of the fair value of assets acquired for R$5,314,249, as well as goodwill recorded on the acquisition date:

Current assets	1,772,074	Current liabilities	5,283,280
Cash and cash equivalents	399,241	Personnel, social charges and benefits	172,158
Trade accounts receivable, net	1,143,431	Trade accounts payable	591,809
Inventories	4,641	Taxes, charges and contributions	347,615
Taxes recoverable	151,306	Loans and financing	3,969,634
Prepaid expenses	60,182	Provisions	17,866
Other assets	13,273	Other liabilities	184,198

Noncurrent assets	12,598,975	Noncurrent liabilities	3,773,520
Taxes recoverable	70,182	Taxes, charges and contributions	1,342
Deferred taxes (4)	257,420	Loans and financing	3,088,414
Judicial deposits and garnishments	551,275	Provisions (3)	595,724
Other assets	16,018	Other liabilities	88,040
Property and equipment, net (1)	8,904,052
Intangible assets, net (2)	2,800,028	Fair value of liabilities assumed	9,056,800

		Fair value of net assets acquired	5,314,249

		Goodwill (5)	12,033,863

Fair value of assets acquired	14,371,049	Total considered, net of cash flow hedge	17,348,112

(1)     This includes the allocation of appreciation of property, plant and equipment items (R$368,622).

(2)     This includes the allocation of fair value assigned to the brand (R$37,000), customer portfolio (R$2,414,000), appreciation and other intangible assets (R$148,169).

(3)     This includes the allocation of fair value assigned to contingent liabilities (R$429,078).

(4)     This includes the allocation of deferred taxes on contingent liabilities (R$145,886).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

(5)     This refers to goodwill recorded on the acquisition of GVTPart based on expected synergies resulting from the business combination, which may be used for tax purposes, as a nondeductible portion currently estimated at R$577,827, which is under review and adjustments to determine the fair value of identifiable assets acquired and liabilities assumed from GVTPart. This review is expected to be completed shortly, as soon as management has all significant information about the facts, limited to a period not exceeding 12 months after the date of acquisition.

The main purpose of the Company’s acquisition of control over GVTPart was to enable the integration of land-line, mobile, data and TV telecommunication services in Brazil, with a view to operating more effectively. The acquisition of GVTPart allows the Company to obtain significant synergies in revenues and costs, generating cross-selling opportunities both personally and in the corporate market, and also allows the optimization of investments, improve service quality, reduce content costs, acquisition platform and in business cable TV, due to economies with increased scale and, finally, the reduction of general and administrative expenses, not affecting the potential growth of the Company.

The methods and assumptions used to determine the fair values were:

Customer portfolio

The customer portfolio was valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a discounted cash flow calculation of future economic benefits attributable to the customer base, net of eliminated liabilities for contributions involving its generation.  In order to estimate the remaining useful life of the customer portfolio, an analysis of the average length of customer relationships was conducted using a churn method.

The purpose of the useful life analysis is to estimate a survival curve that anticipates future churn rates in relation to the existing customer base. The so-called Iowa curves were used as an approximation to the customer survival curve. The fair value allocated to the customer portfolio on the acquisition date was R$2,414,000, which will be amortized over 7.77 years on average.

Brand

The fair value of “GVT” brand was determined through the "relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property. In other words, the owner of the brand profits from owning the intangible asset, rather than having to pay royalties for its use. The royalties saved were determined by applying a market royalty rate (expressed as a percentage of revenue) to the future expected revenues from the sale of the product or service associated with the intangible asset. The market royalty rate, normally expressed as a percentage of net revenue, is the rate a knowledgeable willing owner would charge a knowledgeable willing user for use of an asset it owns in an arm’s length transaction. The fair value allocated to the brand on the acquisition date was R$37,000, which will be amortized over 1.5 year.

Contingent Consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. The period for returning such amount is 15 years.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

The fair value of the contingent consideration on the acquisition date is R$344,217, recorded in the Company’s noncurrent liabilities as “Loans, financing, lease and contingent consideration” (Note 20), which is subject to monthly monetary adjustments based on the Selic rate.

Fair value of Contingent Liabilities

According to IFRS 3(R) Business Combinations, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination, even if it is not probable that cash outflows will be required to settle the obligation, as long as it is a present obligation arising from past events and its fair value can be measured reliably.  In compliance with these requirements, contingent liabilities were recognized in this acquisition at a fair value of R$429,078, which were determined considering the expected cash outflow required to settle the obligation on the acquisition date (Note 18).

Other Information

Analysis of cash flow upon acquisition	R$ thousand

Transaction costs on acquisition (included in cash from operating activities)	(8,638)
Cash and cash equivalents in the acquired company (included in cash from investing activities)	399,241
Net balance of cash and cash equivalents on acquisition	390,603

Transaction costs incurred to date, amounting to R$8,638, were recorded in the Company’s income statement as operating expenses.

The fair value of accounts receivable for service rendering totals R$1,143,431, which does not differ from the book value comprising the gross amount of R$1,467,367, net of estimated impairment losses totaling R$323,936.

From the date of acquisition to the completion of this quarterly information, GVTPart contributed R$977,418 in combined net operating revenue and (R$50.834) in combined net income (loss) to the Company.

Upon completion of this consolidated quarterly information, the Company was performing a review of and adjustments to the determination of the fair value of identifiable assets acquired and liabilities assumed by GVTPart. This review is expected to be completed shortly, as soon as management has all significant information about the facts, limited to a period not exceeding 12 months after the date of acquisition.

In compliance with CVM Instruction No. 565, of June 15, 2015, the Company reports, in Note 35, the pro forma consolidated income statement (unaudited) for 2014 and for the six month periods ended June 30, 2015 and 2014.

4)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Cash and banks	104,094	63,136	117,402	64,010
Short-term investments	6,287,133	3,772,168	6,977,265	4,628,679
Total	6,391,227	3,835,304	7,094,667	4,692,689

Highly liquid short-term investments basically correspond to Bank Deposit Certificates (CDB), pegged to the Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

5) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Billed amounts	5,233,692	4,957,574	6,757,027	5,538,184
Unbilled amounts	1,322,871	1,280,851	2,018,470	1,410,273
Interconnection amounts	1,564,848	1,579,277	1,591,374	1,579,277
Receivables from related parties (Note 29)	220,168	157,306	174,879	115,048
Gross accounts receivable	8,341,579	7,975,008	10,541,750	8,642,782
Estimated impairment losses	(1,559,804)	(1,313,956)	(2,226,773)	(1,619,316)
Total	6,781,775	6,661,052	8,314,977	7,023,466

Current	6,577,250	6,470,764	8,001,965	6,724,061
Noncurrent	204,525	190,288	313,012	299,405

Consolidated balances of noncurrent trade accounts receivable include:

•       At June 30, 2015, R$204,525 (R$190,288 at December 31, 2014) referring to the business model of resale of goods to legal entities, receivable within 24 months. At June 30, 2015, the impact of the present-value adjustment was R$48,472 (R$29,872 at December 31, 2014).

•       At June 30, 2015, R$108,487 (R$109,117 at December 31, 2014) referring to "Soluciona TI", traded by TData, which consists in lease of IT equipment to small and medium enterprises and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At June 30, 2015, the impact of the present-value adjustment was R$5,430 (R$7,522 at December 31, 2014).

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Falling due	4,705,555	4,853,376	5,949,288	5,107,714
Overdue – 1 to 30 days	955,593	914,709	1,094,762	970,086
Overdue – 31 to 60 days	411,473	318,552	453,750	328,367
Overdue – 61 to 90 days	242,532	207,542	294,188	243,981
Overdue – 91 to 120 days	106,107	75,895	107,495	73,962
Overdue – over 120 days	360,515	290,978	415,494	299,356
Total	6,781,775	6,661,052	8,314,977	7,023,466

At June 30, 2015 and December 31, 2014, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses of accounts receivable are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Balance at 12.31.13	(1,033,665)	(1,271,622)
Net supplement of estimated losses (Note 24)	(396,685)	(428,270)
Write-off due to use	331,700	328,242
Balance at 06.30.14	(1,098,650)	(1,371,650)
Net supplement of estimated losses	(435,499)	(468,066)
Write-off due to use	220,193	220,400
Balance at 12.31.14	(1,313,956)	(1,619,316)
Net supplement of estimated losses (Note 24)	(543,545)	(609,212)
Write-off due to use	297,697	325,691
Business combination (Note 3)	-	(323,936)
Balance at 06.30.15	(1,559,804)	(2,226,773)

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	06.30.15	12.31.14
Present value receivable	520,829	497,523
Unrealized financial income	5,430	7,522
Nominal value receivable	526,259	505,045
Estimated impairment losses	(269,743)	(240,191)
Net amount receivable	256,516	264,854

Current	148,029	155,737
Noncurrent	108,487	109,117

At June 30, 2015, the aging list of gross trade accounts receivable referring to “Soluciona TI” product is as follows:

	Consolidated
	Nominal value receivable	Present value receivable
Falling due within one year	280,442	280,442
Falling due within five years	245,817	240,387
Total	526,259	520,829

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

6)   INVENTORIES, NET

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Materials for resale (a)	612,967	441,793	660,210	464,718
Materials for use	63,497	54,847	68,305	55,820
Other inventories	7,741	7,749	7,741	7,749
Gross total	684,205	504,389	736,256	528,287
Estimated impairment losses and obsolescence	(54,247)	(45,901)	(55,860)	(48,486)
Total	629,958	458,488	680,396	479,801

(a) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Balance at 12.31.13	(52,275)	(58,161)
Supplement of estimated losses	(10,745)	(12,563)
Reversal of estimated losses	10,472	11,689
Balance at 06.30.14	(52,548)	(59,035)
Supplement of estimated losses	(16,407)	(18,449)
Reversal of estimated losses	23,054	28,998
Balance at 12.31.14	(45,901)	(48,486)
Supplement of estimated losses	(17,932)	(18,277)
Reversal of estimated losses	9,586	10,903
Balance at 06.30.15	(54,247)	(55,860)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

7)   DEFERRED TAXES AND TAXES RECOVERABLE

7.1) Taxes recoverable

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
ICMS (a)	1,692,292	1,686,062	1,859,050	1,696,578
Income and social contribution taxes recoverable (b)	426,707	597,718	458,309	601,515
Withholding taxes and contributions (c)	87,179	115,445	95,309	134,795
PIS and COFINS	68,973	85,662	95,692	86,447
Other	44,366	18,722	73,523	23,532
Total	2,319,517	2,503,609	2,581,883	2,542,867

Current	1,972,676	2,163,404	2,171,259	2,202,662
Noncurrent	346,841	340,205	410,624	340,205

(a) This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax substitution, rate difference, among others.

(b) These refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(c) These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

7.2) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Deferred taxes were determined considering future realization, as follows:

(a)    Income and social contribution tax losses: the amount recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(b)    Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

(c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss of trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balances at 12.31.13	Income statement	Comprehensive income (loss)	Balances at 06.30.14	Income statements	Comprehensive income (loss)	Balances at 12.31.14	Income statement	Comprehensive income (loss)	Other	Balances at 06.30.15
Deferred assets
Income tax on tax losses and social contribution tax loss (a)	122,321	(122,321)	-	-	70,164	-	70,164	(70,164)	-	-	-

Income and social contribution taxes on temporary differences (c)

Provisions for labor, tax, civil and regulatory contingencies	1,322,244	114,566	-	1,436,810	17,539	-	1,454,349	117,308	-	-	1,571,657
								-
Trade accounts payable and other provisions	338,458	180,541	-	518,999	(82,200)	-	436,799	94,406	-	-	531,205

Customer portfolio and trademarks	-	311,141	-	311,141	-	-	311,141	-	-	-	311,141

Estimated impairment losses on accounts receivable	241,203	20,459	-	261,662	42,270	-	303,932	59,600	-	-	363,532

Estimated losses on modems and other property and equipment items	164,518	19,875	-	184,393	(16,700)	-	167,693	619	-	-	168,312

Post-retirement benefit plans	143,537	5,850	-	149,387	6,839	-	156,226	7,616	-	-	163,842

Profit sharing	71,287	(16,341)	-	54,946	90,113	-	145,059	(67,272)	-	-	77,787

Provision for loyalty program	31,199	184	-	31,383	125	-	31,508	151	-	-	31,659

Accelerated accounting depreciation	154,181	828	-	155,009	(139,634)	-	15,375	(540)	-	-	14,835

Estimates impairment losses (write-offs and reversals) on inventories	10,884	(750)	-	10,134	(120)	-	10,014	(824)	-	-	9,190

Income and social contribution taxes on other temporary differences	157,988	(536)	1,554	159,006	(23,044)	19,862	155,824	40,118	-	6,714	202,656
Total deferred assets	2,757,820	513,496	1,554	3,272,870	(34,648)	19,862	3,258,084	181,018	-	6,714	3,445,816

Deferred liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)	-	-	(337,535)	-	-	-	(337,535)

Income and social contribution taxes on temporary differences (c)

License	(719,780)	(159,951)	-	(879,731)	(108,165)	-	(987,896)	(108,165)	-	-	(1,096,061)

Effects of goodwill generated upon merger of Vivo Part.	(568,338)	-	-	(568,338)	(147,200)	-	(715,538)	(60,909)	-	-	(776,447)

Vivo Part. goodwill	(480,366)	(106,748)	-	(587,114)	(101,963)	-	(689,077)	(101,963)	-	-	(791,040)

Technological innovation law	(308,490)	23,718	-	(284,772)	28,318	-	(256,454)	27,309	-	-	(229,145)

Customer portfolio	(461,870)	461,870	-	-	-	-	-	-	-	-	-

Trademarks and patents	(479,548)	479,548	-	-	-	-	-	-	-	-	-

Income and social contribution taxes on other temporary differences	(124,527)	(59,843)	(542)	(184,912)	67,448	(113,416)	(230,880)	(7,356)	114,906	-	(123,330)
Total deferred liabilities	(3,480,454)	638,594	(542)	(2,842,402)	(261,562)	(113,416)	(3,217,380)	(251,084)	114,906	-	(3,353,558)

Total noncurrent assets (liabilities), net	(722,634)	1,152,090	1,012	430,468	(296,210)	(93,554)	40,704	(70,066)	114,906	6,714	92,258

Deferred tax assets (liabilities), net
Restated in the balance sheet as follows:
Noncurrent deferred assets, net	-			430,468			40,704				92,258
Noncurrent deferred liabilities, net	(722,634)			-			-				-

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Balances at 12.31.13	Income statement	Comprehensive income (loss)	Balances at 06.30.14	Income statement	Comprehensive income (loss)	Balances at 12.31.14	Income statement	Comprehensive income (loss)	Business combination	Other	Balances at 06.30.15
Deferred assets
Income tax on tax losses and social contribution tax loss (a)	262,915	(180,422)	-	82,493	11,053	-	93,546	(217,720)	-	152,314	-	28,140

Income and social contribution taxes on temporary differences (c)

Provisions for labor, tax, civil and regulatory contingencies	1,327,288	114,793	-	1,442,081	17,757	-	1,459,838	116,813	-	33,643	-	1,610,294

Trade accounts payable and other provisions	398,956	201,428	-	600,384	(98,427)	-	501,957	108,543	-	44,699	-	655,199

Estimated impairment losses on accounts receivable	245,556	23,068	-	268,624	46,448	-	315,072	62,360	-	110,138	-	487,570
											-
Customer portfolio and trademarks	-	311,141	-	311,141	-	-	311,141	20,807	-	-	-	331,948

Estimated losses on modems and other property and equipment items	166,174	20,532	-	186,706	(17,000)	-	169,706	(28,733)	-	31,158	-	172,131

Post-retirement benefit plans	143,537	5,850	-	149,387	6,838	-	156,225	7,616	-	-	-	163,841

Profit sharing	71,948	(16,616)	-	55,332	90,497	-	145,829	(71,066)	-	22,870	-	97,633

Accelerated accounting depreciation	154,181	828	-	155,009	(139,634)	-	15,375	(540)	-	-	-	14,835

Estimates impairment losses (write-offs and reversals) on inventories	12,885	(546)	-	12,339	(1,446)	-	10,893	(1,155)	-	-	-	9,738

Provision for loyalty program	31,199	184	-	31,383	124	-	31,507	151	-	-	-	31,658

Income and social contribution taxes on other temporary differences	157,313	(546)	1,554	158,321	(22,668)	19,862	155,515	240,645	-	119,650	6,714	522,524
Total deferred assets	2,971,952	479,694	1,554	3,453,200	(106,458)	19,862	3,366,604	237,721	-	514,472	6,714	4,125,511

Deferred liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)	-	-	(337,535)	-	-	-	-	(337,535)

Income and social contribution taxes on temporary differences (c)

License	(719,780)	(159,951)	-	(879,731)	(108,165)	-	(987,896)	(108,165)	-	-	-	(1,096,061)

Effects of goodwill generated upon merger of Vivo Part.	(568,338)	-	-	(568,338)	(147,200)	-	(715,538)	(60,909)	-	-	-	(776,447)

Vivo Part. goodwill	(480,366)	(106,748)	-	(587,114)	(101,963)	-	(689,077)	(101,963)	-	-	-	(791,040)

Technological innovation law	(308,490)	23,718	-	(284,772)	28,318	-	(256,454)	27,309	-	-	-	(229,145)

Customer portfolio	(461,870)	461,870	-	-	-	-	-	-	-	-	-	-

Trademarks and patents	(479,548)	479,548	-	-	-	-	-	-	-	-	-	-

Negative goodwill on merger of shares	-	-	-	-	-	-	-	-	-	(22,838)	-	(22,838)

Income and social contribution taxes on other temporary differences	(128,365)	(56,246)	(542)	(185,153)	63,282	(113,416)	(235,287)	(12,364)	114,906	(234,214)	-	(366,959)
Total deferred liabilities	(3,484,292)	642,191	(542)	(2,842,643)	(265,728)	(113,416)	(3,221,787)	(256,092)	114,906	(257,052)	-	(3,620,025)

Total noncurrent assets (liabilities), net	(512,340)	1,121,885	1,012	610,557	(372,186)	(93,554)	144,817	(18,371)	114,906	257,420	6,714	505,486

Deferred tax assets (liabilities), net
Restated in the balance sheet as follows:
Noncurrent deferred assets, net	210,294			610,557			144,817					505,486
Noncurrent deferred liabilities, net	(722,634)			-			-					-

At June 30, 2015, the amount of R$422,580 in deferred tax credits were not recognized for GVT, POP and Innoweb, as it is not probable that future taxable profits will be available for these entities to benefit from such tax credits.

The following table presents deferred income and social contribution taxes for items charged or credited directly in equity, at June 30, 2015 and 2014.

	Company/Consolidated
	06.30.15	06.30.14
Unrealized losses on investments available for sale	266	1,554
Gains (losses) on derivative transactions	114,640	(542)
Total	114,906	1,012

8)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Judicial deposits
Tax	2,849,713	2,647,635	3,286,611	2,665,757
Labor	1,031,881	1,008,745	1,088,934	1,016,019
Civil and regulatory	959,094	935,842	1,044,780	936,782
Total	4,840,688	4,592,222	5,420,325	4,618,558
Garnishments	125,862	124,730	135,783	126,667
Total	4,966,550	4,716,952	5,556,108	4,745,225

Current	211,908	202,169	211,908	202,169
Noncurrent	4,754,642	4,514,783	5,344,200	4,543,056

At June 30, 2015, the Company and its subsidiaries had a number of tax-related judicial deposits, reaching the consolidated amount of R$3,286,611 (R$2,665,757 at December 31, 2014). In Note 18, we provide further details on issues arising from the main judicial deposits.

Below is a brief description of the main tax-related judicial deposits:

•         Federal contribution taxes on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

The Company and TData are involved in disputes related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$34,054 (R$33,040 at December 31, 2014).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$158,591 (R$153,759 at December 31, 2014).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and TData are challenging the aforesaid fee in court.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$966,321 (R$929,880 at December 31, 2014).

•         Withholding Income Tax  (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$65,490 (R$63,295 at December 31, 2014).

•         Corporate Income Tax (IRPJ) and Contribution Tax on Net Profit (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

GVTPart is involved in a dispute relating to the right to monthly amortize goodwill arising from the acquisition of GVTPart by Vivendi on deducted IRPJ and CSLL amounts.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$383,324 (R$30,325 at December 31, 2014).

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11652/2008. The Company and TData, as union members, made judicial deposits referring to that contribution.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$815,404 (R$672,593 at December 31, 2014).

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

GVTPart is involved in disputes relating to the payment of social security contributions (employers’ contributions), SAT and funds to third parties on the following events: maternity leave, legally ensured 1/3 vacation pay bonus, and first 15 days’ leave due to illness or accident.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$113,928 (R$102,820 at December 31, 2014).

•         Unemployment Compensation Fund (FGTS)

The Company is discussing this matter in court in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/01 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$79,659 (R$76,459 at December 31, 2014).

•         Tax on Net Income (ILL)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

The Company is discussing this matter in court in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$56,443 (R$54,723 at December 31, 2014).

•         Universal Telecommunication Services Fund (FUST)

The Company and TData filed an injunction in order to represent their right not to include expenses with interconnection and industrial use of dedicated line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$408,923 (R$394,489 at December 31, 2014).

•         State Value-Added Tax (ICMS)

The Company is involved in disputes related to: ) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from acquisition of goods intended to property and equipment and also from electric power; (vi) activation cards for pre-paid services; (vii) and disallowance of ICMS credit referring to covenant 39.

GVTPart is involved in disputes to acquire the right to consign the payment of ICMS amounts on part of pay-TV services, as well as on prepaid telephone services.

At June 30, 2015, the consolidated balance of judicial deposits amounted to R$147,031 (R$97,278 at December 31, 2014).

•       Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts of service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At June 30, 2015, the consolidated balance of judicial deposits amounted to R$57,443 (R$57,096 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

9)   PREPAID EXPENSES

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Fistel rate (a)	548,317	-	548,887	-
Advertising and publicity	109,641	198,758	109,641	198,758
Insurance	21,028	33,594	26,570	35,574
Rent	69,106	45,318	69,106	45,318
Financial charges	7,548	8,426	7,548	8,426
Software maintenance, taxes and other	125,030	38,817	179,097	41,698
Total	880,670	324,913	940,849	329,774

Current	863,390	300,567	921,899	303,551
Noncurrent	17,280	24,346	18,950	26,223

(a)  This refers to Inspection and Operation Fees for 2014 which were paid in March 2015 and will be amortized until the end of the year.

10)  OTHER ASSETS

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Advances to employees and suppliers	120,316	49,827	129,002	50,981
Receivables from related parties (Note 29)	256,129	318,041	87,942	73,042
Credit with suppliers	101,146	114,422	109,122	121,615
Subsidy on handset sales	49,762	45,850	49,762	45,850
Surplus of post-employment benefit plan (Note 32)	15,322	14,515	15,468	14,653
Other realizable assets	42,565	87,068	32,758	87,280
Total	585,240	629,723	424,054	393,421

Current	524,740	535,020	356,219	298,496
Noncurrent	60,500	94,703	67,835	94,925

11) INVESTMENTS

a)   Information on investees

The Company holds interest in wholly-owned and jointly-controlled subsidiaries, as follows:

TData: Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering and operation of value added services (SVAs); integrated business solutions in telecommunications and related activities; managing the provision of technical assistance and maintenance services related to telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and designing, implementing and installing telecommunication-related projects; selling and leasing telecommunications equipment, products and services, among others.

GVTPart.: Controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides land-line telephone, data, multimedia communication and pay-TV services in the entire Brazilian territory.

Aliança: Jointly-controlled subsidiary (50% interest held by the Company), headquartered in Amsterdam, Netherlands, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

AIX: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Below is a summary of significant financial data on the Company’s investees:

	At 06.30.15					At 12.31.14
	Wholly-owned subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
	TData	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança

Equity interest	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheet:
Current assets	1,413,065	1,613,569	9	15,090	146,748	1,749,933	11	12,728	136,350
Noncurrent assets	338,331	9,660,158	-	11,823	-	335,735	-	12,134	-
Total assets	1,751,396	11,273,727	9	26,913	146,748	2,085,668	11	24,862	136,350

Current liabilities	648,060	4,397,234	1	3,563	66	883,906	1	3,232	92
Noncurrent liabilities	48,998	1,531,564	-	4,924	-	48,611	-	4,546	-
Equity	1,054,338	5,344,929	8	18,426	146,682	1,153,151	10	17,084	136,258
Total liabilities and equity	1,751,396	11,273,727	9	26,913	146,748	2,085,668	11	24,862	136,350

Book value of investments	1,054,338	5,344,929	4	9,213	73,341	1,153,151	5	8,542	68,129

	At 06.30.15					At 06.30.14
	Wholly-owned subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
Summary of income statement:	TData	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança
Operating revenue, net	1,229,866	977,786	31	19,307	-	1,017,382	31	17,632	-
Cost of sales and services	(558,860)	(525,858)	-	(15,330)	-	(523,417)	-	(14,735)	-
Selling expenses	(74,960)	(198,541)	-	-	-	(53,500)	-	-	-
General and administrative expenses	(14,740)	(68,788)	(32)	(2,742)	(53)	(14,348)	(32)	(2,232)	(81)
Other operating income (expenses), net	1,645	(5,394)	(1)	(175)	-	20,551	-	1,758	-
Financial income (expenses), net	59,943	(254,516)	-	533	57	40,854	1	369	207
Income (loss) before taxes	642,894	(75,311)	(2)	1,593	4	487,522	-	2,792	126
Income and social contribution taxes	(217,530)	24,477	-	(251)	-	(165,628)	-	-	-
Net income (loss) for the period	425,364	(50,834)	(2)	1,342	4	321,894	-	2,792	126
Book value of net income (loss) for the period, recognized as equity pickup	425,364	(50,834)	(1)	671	2	321,894	-	1,396	63

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

b)   Changes in investments

	Balances at 12.31.14	Additions	Capital increase	Equity pickup	Dividends and interest on equity	Other comprehensive income (loss)	Balances at 06.30.15
Interest held	1,229,827	2,629,649	2,766,694	375,202	(524,177)	4,630	6,481,825
Wholly-owned subsidiary	1,153,151	2,629,649	2,766,694	374,530	(524,177)	(580)	6,399,267
TData	1,153,151	-	-	425,364	(524,177)	-	1,054,338
GVTPart.	-	2,629,649	2,766,694	(50,834)	-	(580)	5,344,929

Jointly-controlled subsidiaries	76,676	-	-	672	-	5,210	82,558
Aliança	68,129	-	-	2	-	5,210	73,341
AIX	8,542	-	-	671	-	-	9,213
ACT	5	-	-	(1)	-	-	4

Goodwill (a)	212,058	12,033,863	-	-	-	-	12,245,921

Appreciation of net assets acquired attributed to Company	-	2,684,600	-	(47,750)	-	-	2,636,850

Other interest held	3,129	-	-	-	-	(783)	2,346
Other investments (b)	3,129	-	-	-	-	(783)	2,346
Total investments in subsidiary	1,445,014	17,348,112	2,766,694	327,452	(524,177)	3,847	21,366,942

Aliança	68,129	-	-	2	-	5,210	73,341
AIX	8,542	-	-	671	-	-	9,213
ACT	5	-	-	(1)	-	-	4
Other investments (b)	3,129	-	-	-	-	(783)	2,346
Total investments – consolidated	79,805	-	-	672	-	4,427	84,904

	Balances at 12.31.13	Equity pickup	Dividends and interest on equity	Other comprehensive income (loss)	Balances at 06.30.14	Equity pickup	Dividends and interest on equity	Other comprehensive income (loss)	Balances at 12.31.14
Interest held	853,866	323,353	(186,100)	(5,129)	985,990	419,275	(180,016)	4,578	1,229,827
Wholly-owned subsidiary	778,289	321,894	(186,100)	-	914,083	413,794	(174,726)	-	1,153,151
TData	778,289	321,894	(186,100)	-	914,083	413,794	(174,726)	-	1,153,151

Jointly-controlled subsidiaries	75,577	1,459	-	(5,129)	71,907	5,481	(5,290)	4,578	76,676
Aliança	68,607	63	-	(5,129)	63,541	10	-	4,578	68,129
AIX	6,965	1,396	-	-	8,361	5,471	(5,290)	-	8,542
ACT	5	-	-	-	5	-	-	-	5

Goodwill (a)	212,058	-	-	-	212,058	-	-	-	212,058

Other interest held	10,772	-	-	(4,571)	6,201	-	-	(3,072)	3,129
Other investments (b)	10,772	-	-	(4,571)	6,201	-	-	(3,072)	3,129
Total investments in subsidiary	1,076,696	323,353	(186,100)	(9,700)	1,204,249	419,275	(180,016)	1,506	1,445,014

Aliança	68,607	63	-	(5,129)	63,541	10	-	4,578	68,129
AIX	6,965	1,396	-	-	8,361	5,471	(5,290)	-	8,542
ACT	5	-	-	-	5	-	-	-	5
Other investments (b)	10,772	-	-	(4,571)	6,201	-	-	(3,072)	3,129
Total investments – consolidated	86,349	1,459	-	(9,700)	78,108	5,481	(5,290)	1,506	79,805

(a)     Goodwill: i) R$212,058 from partial spin-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefonica Data Brasil Holding S.A (TDBH) in 2006; and ii) R$12,033,863 from acquisition of GVTPart. (Note 3).

(b)     Other investments (tax incentives and interests held in companies) are measured at fair value.

12)  PROPERTY AND EQUIPMENT, NET

a) Breakdown

At June 30, 2015

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	17,618,347	(14,767,764)	2,850,583	20,018,489	(15,769,077)	4,249,412
Transmission equipment and media	38,487,046	(27,568,727)	10,918,319	45,799,074	(29,750,487)	16,048,587
Terminal equipment/modem	11,232,904	(9,664,315)	1,568,589	14,456,064	(11,001,137)	3,454,927
Infrastructure	13,695,294	(10,269,008)	3,426,286	14,109,547	(10,377,762)	3,731,785
Land	312,912	-	312,912	315,513	-	315,513
Other property and equipment items	3,485,704	(2,781,361)	704,343	4,344,081	(3,276,270)	1,067,811
Estimated losses	(151,003)	-	(151,003)	(213,097)	-	(213,097)
Assets and construction in progress	1,311,173	-	1,311,173	1,418,857	-	1,418,857
Total	85,992,377	(65,051,175)	20,941,202	100,248,528	(70,174,733)	30,073,795

At December 31, 2014

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	17,140,731	(14,599,055)	2,541,676	17,147,961	(14,606,044)	2,541,917
Transmission equipment and media	37,199,508	(26,990,931)	10,208,577	37,200,161	(26,991,399)	10,208,762
Terminal equipment/modem	10,838,174	(9,227,487)	1,610,687	10,882,788	(9,254,451)	1,628,337
Infrastructure	13,486,180	(10,000,989)	3,485,191	13,497,058	(10,010,123)	3,486,935
Land	314,350	-	314,350	314,350	-	314,350
Other property and equipment items	3,394,231	(2,722,927)	671,304	3,549,258	(2,833,705)	715,553
Estimated losses	(156,592)	-	(156,592)	(156,728)	-	(156,728)
Assets and construction in progress	1,706,538	-	1,706,538	1,714,738	-	1,714,738
Total	83,923,120	(63,541,389)	20,381,731	84,149,586	(63,695,722)	20,453,864

b) Changes

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment / modem	Infrastructure	Land	Other property and equipment items	Estimated losses (a)	Assets and construction in progress	Total
Balance at 12.31.13	2,364,940	8,432,306	1,455,849	3,466,208	314,558	598,308	(168,124)	1,913,860	18,377,905
Additions (Capex)	6,470	48,618	92,717	16,738	-	32,801	-	2,094,453	2,291,797
Write-offs, net	(732)	(19,455)	(2,210)	(891)	-	(1,133)	6,095	(8,764)	(27,090)
Net transfers	199,278	1,106,797	363,166	216,069	-	28,681	(484)	(1,983,378)	(69,871)
Depreciation (Note 24)	(216,736)	(673,444)	(441,849)	(262,213)	-	(104,265)	-	-	(1,698,507)
Balance at 06.30.14	2,353,220	8,894,822	1,467,673	3,435,911	314,558	554,392	(162,513)	2,016,171	18,874,234
Additions (Capex)	5,572	55,272	57,399	30,508	-	128,499	-	3,011,107	3,288,357
Write-offs, net	(38)	(14,979)	(577)	(395)	(208)	(1,084)	5,921	(10,082)	(21,442)
Net transfers	407,552	1,935,171	555,131	296,936	-	95,695	-	(3,310,658)	(20,173)
Depreciation	(224,630)	(661,709)	(468,939)	(277,769)	-	(106,198)	-	-	(1,739,245)
Balance at 12.31.14	2,541,676	10,208,577	1,610,687	3,485,191	314,350	671,304	(156,592)	1,706,538	20,381,731
Additions (Capex)	6,546	67,753	59,409	23,165	-	93,723	-	2,137,297	2,387,893
Write-offs, net	(893)	(15,305)	(1,788)	(583)	(52)	(1,155)	5,589	(10,666)	(24,853)
Net transfers	546,719	1,369,233	356,425	199,300	(1,386)	51,026	-	(2,521,996)	(679)
Depreciation (Note 24)	(243,465)	(711,939)	(456,144)	(280,787)	-	(110,555)	-	-	(1,802,890)
Balance at 06.30.15	2,850,583	10,918,319	1,568,589	3,426,286	312,912	704,343	(151,003)	1,311,173	20,941,202

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment / modem	Infrastructure	Land	Other property and equipment items	Estimated losses (a)	Assets and construction in progress	Total
Balance at 12.31.13	2,365,290	8,432,543	1,468,057	3,468,495	314,558	594,957	(169,979)	1,967,726	18,441,647
Additions (Capex)	6,470	48,618	99,980	16,738	-	43,175	(505)	2,084,864	2,299,340
Write-offs, net	(732)	(19,455)	(2,210)	(891)	-	(1,133)	6,095	(9,687)	(28,013)
Net transfers	199,278	1,106,797	363,165	216,069	-	56,536	(484)	(2,001,221)	(59,860)
Depreciation (Note 24)	(216,791)	(673,470)	(445,633)	(262,485)	-	(109,274)	-	-	(1,707,653)
Balance at 06.30.14	2,353,515	8,895,033	1,483,359	3,437,926	314,558	584,261	(164,873)	2,041,682	18,945,461
Additions (Capex)	5,572	55,272	63,448	30,508	-	129,641	505	3,020,696	3,305,642
Write-offs, net	(38)	(14,979)	(577)	(395)	(208)	(1,084)	7,640	(10,422)	(20,063)
Net transfers	407,552	1,935,171	555,289	296,936	-	115,539	-	(3,337,218)	(26,731)
Depreciation	(224,684)	(661,735)	(473,182)	(278,040)	-	(112,804)	-	-	(1,750,445)
Balance at 12.31.14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions (Capex)	71,185	251,254	155,381	28,582	-	103,082	2,392	2,139,423	2,751,299
Write-offs, net	(893)	(14,774)	(1,788)	(823)	(52)	(1,155)	5,589	(17,742)	(31,638)
Net transfers	659,592	1,291,223	364,446	84,019	(1,386)	153,065	-	(2,536,838)	14,121
Depreciation (Note 24)	(306,015)	(786,601)	(484,563)	(288,183)	-	(152,541)	-	-	(2,017,903)
Business combination (Note 3)	1,283,626	5,098,723	1,793,114	421,255	2,601	249,807	(64,350)	119,276	8,904,052
Balance at 06.30.15	4,249,412	16,048,587	3,454,927	3,731,785	315,513	1,067,811	(213,097)	1,418,857	30,073,795

(a)  The Company and its subsidiaries recognized estimated losses on possible obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

c) Depreciation rates

Property and equipment items are depreciated on a straight-line basis at the following annual rate:

Description	Company	Consolidated
Switching equipment	10.00 to 20.00	6.67 to 20.00
Transmission equipment and media	5.00 to 20.00	2.50 to 25.00
Terminal equipment/modem	10.00 to 66.67	10.00 to 66.67
Infrastructure	2.50 to 66.67	2.50 to 66.67
Other property and equipment items	10.00 to 25.00	6.67 to 50.00

d) Property and equipment items given in guarantee

At June 30, 2015, the Company had consolidated amounts of property and equipment items given in guarantee for lawsuits, amounting to R$198,131 (R$130,000 at December 31, 2014).

e) Capitalization of borrowing costs

At June 30, 2015 and December 31, 2014, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

f) Reversible assets

The STFC service concession arrangement sets forth that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At June 30, 2015, the estimated residual value of reversible assets was R$7,728,456 (R$7,639,587 at December 31, 2014), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

g) Finance lease

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

		Company/Consolidated
		06.30.15			12.31.14
	Annual depreciation rates (%)	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Transmission equipment and media	5%	209,935	(17,310)	192,625	209,935	(12,062)	197,873
Infrastructure	5%	6,674	(2,159)	4,515	5,279	(2,032)	3,247
Other assets	20%	116,945	(78,939)	38,006	78,295	(78,295)	-
Total		333,554	(98,408)	235,146	293,509	(92,389)	201,120

13) INTANGIBLE ASSETS, NET

a) Breakdown

At June 30, 2015

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,013,222	-	10,013,222	22,259,143	-	22,259,143

Finite useful life
Software	11,625,471	(9,605,053)	2,020,418	12,230,426	(10,014,969)	2,215,457
Customer portfolio	1,990,278	(1,004,685)	985,593	4,404,278	(1,059,716)	3,344,562
Trademarks and patents	1,601,433	(317,291)	1,284,142	1,638,433	(323,457)	1,314,976
License	20,052,122	(3,956,691)	16,095,431	20,052,122	(3,956,691)	16,095,431
Other intangible assets	152,026	(151,994)	32	302,095	(164,079)	138,016
Software in progress	81,292	-	81,292	81,292	-	81,292
Total	45,515,844	(15,035,714)	30,480,130	60,967,789	(15,518,912)	45,448,877

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

At December 31, 2014

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,013,222	-	10,013,222	10,225,280	-	10,225,280

Finite useful life
Software	11,242,808	(9,232,751)	2,010,057	11,279,547	(9,266,911)	2,012,636
Customer portfolio	1,990,278	(880,402)	1,109,876	1,990,278	(880,402)	1,109,876
Trademarks and patents	1,601,433	(275,187)	1,326,246	1,601,433	(275,187)	1,326,246
License	20,052,007	(3,505,409)	16,546,598	20,052,007	(3,505,409)	16,546,598
Other intangible assets	152,026	(151,913)	113	152,026	(151,913)	113
Software in progress	66,675	-	66,675	66,675	-	66,675
Total	45,118,449	(14,045,662)	31,072,787	45,367,246	(14,079,822)	31,287,424

b) Changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks and patents	Licenses	Other intangible assets	Software in progress	Total
Cost
Balance at 12.31.13	10,013,222	1,983,624	1,358,442	1,410,453	14,474,566	336	46,348	29,286,991
Additions (Capex)	-	211,873	-	-	-	-	104,109	315,982
Write-offs, net	-	(124)	-	-	-	-	-	(124)
Net transfers	-	115,662	-	-	42,893	-	(98,694)	59,861
Amortization (Note 24)	-	(381,722)	(124,283)	(42,104)	(375,445)	(135)	-	(923,689)
Balance at 06.30.14	10,013,222	1,929,313	1,234,159	1,368,349	14,142,014	201	51,763	28,739,021
Additions (Capex)	-	285,300	-	-	2,770,320	-	163,230	3,218,850
Net transfers	-	175,049	-	-	-	-	(148,318)	26,731
Amortization	-	(379,605)	(124,283)	(42,103)	(365,736)	(88)	-	(911,815)
Balance at 12.31.14	10,013,222	2,010,057	1,109,876	1,326,246	16,546,598	113	66,675	31,072,787
Additions (Capex)	-	220,836	-	-	116	-	193,728	414,680
Write-offs, net	-	(8)	-	-	-	-	-	(8)
Net transfers	-	179,790	-	-	-	-	(179,111)	679
Amortization (Note 24)	-	(390,257)	(124,283)	(42,104)	(451,283)	(81)	-	(1,008,008)
Balance at 06.30.15	10,013,222	2,020,418	985,593	1,284,142	16,095,431	32	81,292	30,480,130

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks and patents	Licenses	Other intangible assets	Software in progress	Total
Cost
Balance at 12.31.13	10,225,280	1,987,634	1,358,442	1,410,453	14,474,566	336	46,348	29,503,059
Additions (Capex)	-	212,430	-	-	-	-	104,109	316,539
Write-offs, net	-	(124)	-	-	-	-	-	(124)
Net transfers	-	115,662	-	-	42,893	-	(98,694)	59,861
Amortization (Note 24)	-	(382,770)	(124,283)	(42,104)	(375,445)	(135)	-	(924,737)
Balance at 06.30.14	10,225,280	1,932,832	1,234,159	1,368,349	14,142,014	201	51,763	28,954,598
Additions (Capex)	-	285,300	-	-	2,770,320	-	163,230	3,218,850
Net transfers	-	175,049	-	-	-	-	(148,318)	26,731
Amortization	-	(380,545)	(124,283)	(42,103)	(365,736)	(88)	-	(912,755)
Balance at 12.31.14	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424
Additions (Capex)	-	229,935	-	-	116	-	193,728	423,779
Write-offs, net	-	(9)	-	-	-	-	-	(9)
Net transfers	-	164,990	-	-	-	-	(179,111)	(14,121)
Amortization (Note 24)	-	(401,146)	(179,314)	(48,270)	(451,283)	(2,074)	-	(1,082,087)
Business combination (Note 3)	12,033,863	209,051	2,414,000	37,000	-	139,977	-	14,833,891
Balance at 06.30.15	22,259,143	2,215,457	3,344,562	1,314,976	16,095,431	138,016	81,292	45,448,877

Breakdown of goodwill at June 30, 2015 and December 31, 2014 is as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (incorporado da TDBH) (a)	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S. A. (d)	9,160,488	9,160,488
GVT Participações S. A. (e)	-	12,033,863
Total	10,013,222	22,259,143

(a) Goodwill from partial spin-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefonica Data Brasil Holding S.A (TDBH) in 2006.

(b) Goodwill generated upon acquisition of the controlling interest of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004

(c) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, based on a future profitability analysis.

(d) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(e)  Goodwill generated upon acquisition of GVT Participações in 2015 (Note 3).

c) Amortization rates

The Company’s finite-lived intangible assets are amortized on a straight-line basis, at the following annual rates:

Description	Company	Consolidated
Software	20.00	20.00
Customer portfolio	11.76	11.76 to 12.99
Trademarks and patents	5.13	5.13 to 66.67
Licenses	3.60 to 6.67	3.60 to 6.67
Other intangible assets	20.00	5.00 to 20.00

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Salaries and compensations	23,201	27,754	29,600	27,754
Social charges and benefits	332,831	267,736	478,814	271,082
Employees’ profit sharing	128,452	197,019	161,600	199,284
Share-based payment plans (Note 31)	22,214	18,793	22,226	18,793
Other indemnities	56,339	193,297	56,339	193,297
Total	563,037	704,599	748,579	710,210

Current	484,484	585,770	670,014	591,381
Noncurrent	78,553	118,829	78,565	118,829

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

15)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Sundry trade accounts payable	6,204,765	6,521,830	7,080,269	6,794,000
Amounts payable	142,218	103,016	158,554	102,915
Interconnection / interlink	376,839	445,192	404,234	445,192
Related parties (Note 28)	643,734	605,594	390,667	299,084
Total	7,367,556	7,675,632	8,033,724	7,641,191

16) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Taxes on income	-	-	36,440	16,355
Income and social contribution taxes payable	-	-	36,440	16,355
Indirect taxes	1,143,518	1,277,709	1,557,386	1,332,444
ICMS	873,766	968,800	1,073,709	969,953
PIS and COFINS	183,655	194,627	334,595	236,556
Fust and Funttel	34,128	35,975	83,613	35,975
ISS, CIDE and other taxes	51,969	78,307	65,469	89,960
Total	1,143,518	1,277,709	1,593,826	1,348,799

Current	1,085,837	1,236,330	1,508,145	1,281,673
Noncurrent	57,681	41,379	85,681	67,126

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

The Company had dividends receivable from TData amounting to R$174,726 at December 31, 2014.

Changes:

Company
Balance at 12.31.14	174,726
Additional dividends for 2014	524,177
Dividends and IOE received	(698,903)
Balance at 06.30.15	-

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities".

b)   Dividends and interest on equity payable

Breakdown:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company/Consolidated
	06.30.15	12.31.14
Telefónica Internacional S.A.	768,858	316,008
Telefónica S.A.	647,569	261,318
SP Telecomunicações Participações Ltda	509,348	198,350
Telefónica Chile S.A.	1,551	626
Noncontrolling interest	1,147,912	719,019
Total	3,075,238	1,495,321

Changes:

Company/ Consolidated
Balance at 12.31.14	1,495,321
Additional dividends for 2014	2,768,592
Interim dividends and IOE (net of IRRF)	707,750
Unclaimed dividends and IOE	(58,623)
Payments of dividends and IOE	(1,841,617)
IRRF on IOE-exempt/immune shareholders	3,815
Balance at 06.30.15	3,075,238

For the cash flow statement, interest on equity and dividends paid to shareholders is recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years as from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded against equity for subsequent distribution.

18)  PROVISIONS AND CONTINGENCIES

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are parties in administrative proceedings and labor, tax and civil claims filed in different courts. The management of Company and its subsidiaries, based on the opinion of its legal advisors, recognized provisions for lawsuits for which an unfavorable outcome is considered probable.

Breakdown of and changes in provisions, whose unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling, are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.13	988,180	2,133,934	970,403	275,677	235,998	4,604,192
Inflows	89,821	151,398	223,862	-	19,517	484,598
Write-offs due to payment	(58,002)	(35,636)	(54,533)	-	-	(148,171)
Write-offs due to reversal	(19,746)	(19,981)	(67,460)	(10,716)	(5,558)	(123,461)
Monetary restatement	19,309	81,103	55,817	9,676	-	165,905
Balances at 06.30.14	1,019,562	2,310,818	1,128,089	274,637	249,957	4,983,063
Inflows	143,834	19,955	308,597	-	117,565	589,951
Write-offs due to payment	(141,666)	(31,996)	(174,808)	-	-	(348,470)
Write-offs due to reversal	(43,629)	(6,917)	(110,001)	(6,239)	(120,593)	(287,379)
Monetary restatement	35,025	88,038	45,594	9,210	-	177,867
Balances at 12.31.14	1,013,126	2,379,898	1,197,471	277,608	246,929	5,115,032
Inflows	203,399	122,274	352,722	-	37,332	715,727
Write-offs due to payment	(141,788)	-	(191,195)	-	-	(332,983)
Write-offs due to reversal	(36,855)	(22)	(110,728)	(7,332)	(8,143)	(163,080)
Monetary restatement	46,127	103,268	87,554	5,512	-	242,461
Balances at 06.30.15	1,084,009	2,605,418	1,335,824	275,788	276,118	5,577,157

At 06.30.15
Current	123,151	-	654,472	-	-	777,623
Noncurrent	960,858	2,605,418	681,352	275,788	276,118	4,799,534

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,379,898	647,794	277,608	246,929	4,440,756

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.13	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Inflows	89,821	151,412	223,862	-	19,517	484,612
Write-offs due to payment	(58,002)	(35,636)	(54,533)	-	-	(148,171)
Write-offs due to reversal	(19,746)	(19,981)	(67,460)	(10,716)	(5,558)	(123,461)
Monetary restatement	19,309	81,717	55,817	9,676	-	166,519
Balances at 06.30.14	1,019,562	2,326,312	1,128,089	274,637	254,712	5,003,312
Inflows	143,834	19,954	308,597	-	117,565	589,950
Write-offs due to payment	(141,666)	(31,996)	(174,808)	-	-	(348,470)
Write-offs due to reversal	(43,629)	(6,917)	(110,001)	(6,239)	(120,593)	(287,379)
Monetary restatement	35,025	88,688	45,594	9,210	-	178,517
Balances at 12.31.14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Inflows	204,242	122,274	362,160	4,550	37,332	730,558
Write-offs due to payment	(143,245)	-	(202,216)	-	-	(345,461)
Write-offs due to reversal	(37,683)	(22)	(110,728)	(7,332)	(8,143)	(163,908)
Monetary restatement	46,127	104,437	88,040	7,769	13,824	260,197
Business combination (Note 3)	15,739	2,834	80,377	429,078	85,562	613,590
Balances at 06.30.15	1,098,306	2,625,564	1,415,104	711,673	380,259	6,230,906

At 06.30.15
Current	127,430	-	666,588	-	-	794,018
Noncurrent	970,876	2,625,564	748,516	711,673	380,259	5,436,888

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,396,041	647,794	277,608	251,684	4,461,654

(a)  Refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated in acquisition of the controlling interest of Vivo Participações in 2011 and of GVTPart. in 2015 (Note 3).

(b)  Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

18.1) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Risk nature/level	06.30.15	12.31.14	06.30.15	12.31.14
Probable provisions	1,084,009	1,013,126	1,098,306	1,013,126
Possible contingencies	228,561	229,715	329,750	229,715

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. Most claims await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the Company’s loss.

Additionally, the Company is a party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s core activities. No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

18.2) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Risk nature/level	06.30.15	12.31.14	06.30.15	12.31.14
Probable provisions	2,605,418	2,379,898	2,625,564	2,396,041
Federal	2,516,831	2,302,029	2,535,269	2,318,172
State	71,088	61,134	71,356	61,134
Local	17,499	16,735	18,939	16,735

Possible contingencies	22,588,403	21,186,885	24,725,069	21,401,796
Federal	5,053,036	4,973,141	5,755,479	4,981,909
State	10,439,180	9,805,466	11,411,954	9,930,020
Local	693,960	658,468	731,146	660,084
ANATEL	6,402,227	5,749,810	6,826,490	5,829,783

Provisions for probable tax contingencies

Federal taxes

The Company and/or its subsidiaries were parties to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired through transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) non-inclusion of interconnection and EILD expenses in the FUST base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on interest on equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) Social Investment Fund (Finsocial) offset amounts; (xi) failure to pay withholding social contribution tax levied on services rendered, remuneration, salaries and other salary bases; (xii) COFINS – requirement resulting from non-inclusion of financial income into the tax base; (xiii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xiv) Tax on Net Income (ILL).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

At June 30, 2015, provisioned consolidated amounts totaled R$2,535,269 (R$2,318,172 at December 31, 2014).

State taxes

The Company and/or its subsidiaries were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and other ICMS credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credit referring to Agreement 39; (vi) co-billing; and (vii) rate difference.

At June 30, 2015, provisioned consolidated amounts totaled R$71,356 (R$61,134 at December 31, 2014).

Local taxes

The Company and/or its subsidiaries are parties to various local tax proceedings referring to (i) IPTU; (ii) ISS levied on chattel lease services and secondary and supplementary activities; (iii) surveillance, control, and monitoring fee (TVCF); and (iv) withholding of ISS on outsourced services.

At June 30, 2015, provisioned consolidated amounts totaled R$18,939 (R$16,735 at December 31, 2014).

Possible tax contingencies

According the understanding of Management and its legal counsel, there is the likelihood of loss in federal, state and municipal proceedings, in addition to the proceedings with ANATEL, as follows:

Federal taxes

The Company and/or its subsidiaries were parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in various court levels.

Among these lawsuits, the following are highlighted: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); (xi) IRPJ on derivative transactions; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid on the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH; (xiii) goodwill arising from the acquisition of GVT Holding by Vivendi; (xiv) temporary import duty reduction ("ex-tarifário"), revoking of the benefit granted by the Foreign Trade Chamber (CAMEX) Resolution No. 6, increase in the import duty from 4% to 28%; (xv) IPI levied on shipment of fixed access units from the Company's establishment to customers under the free lease system; (xvi) PIS and COFINS levied on aggregate-value services; (xvii) INSS – Stock Options: requirement of social security contributions on the amounts paid by the Group companies to their employees under the stock option plan; and (xviii) IOF required on loan, intercompany and credit transactions.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

At June 30, 2015, the consolidated amount of such lawsuits totaled R$5,755,479 (R$4,981,909 at December 31, 2014).

State taxes

The Company and/or its subsidiaries were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are awaiting decisions in various court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property and equipment and lack of proportionate credit reversal referring to the acquisition of property and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts due to unconditional discounts; (xxiii) new tax register bookkeeping without prior authorization by tax authorities; (xxiv) membership; and (xxv) services not measured.

For the Rio de Janeiro and São Paulo States, GVTPart. has set up a provision in the amount or R$28,661, since payment of this tax is deemed as probable. This amount is recorded in the balance sheet under “Other taxes, charges and contributions”.

At June 30, 2015, the consolidated amount of such lawsuits totaled R$11,411,954 (R$9,930,020 at December 31, 2014).

Local taxes

The Company and/or its subsidiaries were parties to various administrative and judicial proceedings, at the local level, which are awaiting decisions in various court levels.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Among these lawsuits, the following are highlighted: (i) ISS – secondary activities, value-added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional; (x) ISS tax levied on caller ID services and on cell phone activation; and (xi) ISS on continuous services, provisions, reversals and cancelled invoices.

At June 30, 2015, the consolidated amount of such lawsuits totaled R$731,146 (R$660,084 at December 31, 2014).

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunctions were filed seeking the right to not include expenses with interconnection and Industrial Use of Dedicated Line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998/00, which are awaiting a decision in 2nd court level.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At June 30, 2015, the consolidated amount of such lawsuits totaled R$3,640,651 (R$3,139,254 at December 31, 2014).

Telecommunications Technology Development Fund (FUNTTEL)

The Company and/or its subsidiaries are parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At June 30, 2015, the consolidated amount of such lawsuits totaled R$888,595 (R$716,369 at December 31, 2014).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At June 30, 2015, the consolidated amount totaled R$2,291,811 (R$1,971,290 at December 31, 2014), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit referring to the amounts due. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

At June 30, 2015, the consolidated amount totaled R$5,433 (R$2,870 at December 31, 2014).

18.3) Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
Risk nature/level	06.30.15	12.31.14	06.30.15	12.31.14
Probable provisions	1,335,824	1,197,471	1,415,104	1,197,471
Civil	830,096	772,658	870,479	772,658
Regulatory	505,728	424,813	544,625	424,813

Possible contingencies	5,223,490	4,484,947	5,407,627	4,484,947
Civil	2,261,375	1,873,607	2,350,486	1,873,607
Regulatory	2,962,115	2,611,340	3,057,141	2,611,340

Provisions for probable civil contingencies

•           The Company is a party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At June 30, 2015, the consolidated provision amounted to R$167,240 (R$138,654 at December 31, 2014).

•           The Company is a party to various civil proceedings related to consumers in the administrative and judicial levels, referring to non-compliance with services and/or products sold. At June 30, 2015, the consolidated provision amounted to R$372,865 (R$325,571 at December 31, 2014).

•           The Company is a party to various civil proceedings of non-consumer nature in the administrative and judicial levels, all related to the ordinary course of business. At June 30, 2015, the consolidated provision amounted to R$330,374 (R$308,433 at December 31, 2014).

Provisions for probable regulatory contingencies

The Company and GVTPart. are parties to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level.  At June 30, 2015, the consolidated provision amounted to R$544,625 (R$424,813 at December 31, 2014).

Possible civil contingencies

According to the Company's management and legal counsel, the likelihood in loss of the following proceedings is possible.

•       Public Interest Suit in which the Company is involved referring to the Community Telephone Plan (PCT), about the right for indemnification of the acquirers of expansion plans, not receiving shares for financial investments made in the city of Mogi das Cruzes, whose total consolidated amount approximates to R$381,224 at June 30, 2015 (R$336,758 at December 31, 2014). The São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently waiting for a decision.

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo.  This proceeding is still in the appeal phase, and awaits a decision as regards the possible admission of the Special and Additional Appeals in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

•       Public Interest Suits filed by ASTEL, in the state of São Paulo, and by FENAPAS, both against SISTEL, the Company and other carriers, in order to annul spin-off of the private pension plan PBS, alleging, in short, the “windup of the supplementary private pension plan of SISTEL Foundation”, which led to various specific mirror PBS plans, corresponding to allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL referring to telecommunication carries of the former Telebrás System.

•       The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits, or the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible. On April 13, 2015, the Company’s appeal on the merits of the case was judged, and the decision handed down by the lower court was changed, by unanimous vote. Such decision sentenced the Company to pay for damages and pain and suffering caused to all consumers affected by "problems” in the services provided.

•       The Company is party to other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. At June 30, 2015, the consolidated provision amounted to R$1,957,298 (R$1,525,908 at December 31, 2014).

•       The Company has received fines regarding noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). At June 30, 2015, the consolidated amount totaled R$11,964 (R$ 10,941 at December 31, 2014).

•       Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000.00 in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. There is no way to determine the extent of potential liabilities with respect to this claim.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

•       The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though we believe that our criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, collective actions have a remote likelihood of loss.

Possible regulatory contingencies

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible.

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level.  At June 30, 2015, the consolidated amount totaled R$3,057,141 (R$2,611,340 at December 31, 2014).

•       Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

18.4) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	At 06.30.15
	Company			Consolidated
	Properties and equipment	Judicial deposits and garnishments	Letters of guarantee	Properties and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	163,856	4,966,550	2,514,105	198,131	5,556,108	2,987,374
Total	163,856	4,966,550	2,514,105	198,131	5,556,108	2,987,374

At June 30, 2015, in addition to the guarantees presented above, the Company and its Subsidiary had short-term investment amounts frozen by courts (except for loan-related investments), in the consolidated amount of R$61,498 (R$64,899 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

19)  DEFERRED REVENUES

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Services and goods (a)	635,994	764,791	635,994	764,791
Disposal of property and equipment items (b)	122,675	124,247	122,675	124,247
Activation revenue (c)	87,938	91,954	103,553	106,209
Loyalty program (d)	93,113	92,670	93,113	92,670
Government grants (e)	117,959	77,113	117,959	77,113
Equipment donations (f)	8,697	8,947	8,697	8,947
Other revenues (g)	60,349	25,824	60,349	25,824
Total	1,126,725	1,185,546	1,142,340	1,199,801

Current	631,101	704,589	645,720	717,019
Noncurrent	495,624	480,957	496,620	482,782

(a)  Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in P&L to the extent that services are provided to customers. Includes the amounts of the agreement the Company entered into for the industrial use of its mobile network by another SMP carrier in Regions I, II and III of the General Authorization Plan (PGA), which is intended solely to the rendering of SMP services by the carrier to its users.

(b)  Refers to net balance of the residual value from disposal of non-strategic towers and rooftops, to be transferred to P&L upon compliance with conditions for recognition in books.

(c)  Refers to the deferral of activation revenue (fixed) recognized in P&L over the estimated period in which the customer stays in the plant.

(d)  Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

(e)  Refers to government grant deriving from funds raised with BNDES in a specific credit line, used in the acquisition of domestic equipment and registered at BNDES (Finame) and invested in projects to expand the network capacity, which have been amortized by the useful life of equipment and grants resulting from projects related to state taxes, which are being amortized under contractual terms.

(f)   Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

(g)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

20) LOANS, FINANCING, DEBENTURES, FINANCE LEASE AND CONTINGENT CONSIDERATION

a) Breakdown

	Company
	Information at June 30, 2015			06.30.15			12.31.14
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,293,202	5,301,305	6,594,507	1,445,347	5,116,491	6,561,838

Loans and financing				495,307	1,284,146	1,779,453	665,848	1,498,983	2,164,831
Financing – BNDES	URTJLP (a)	TJLP+ 0 to 9%	07/15/19	335,238	1,081,757	1,416,995	510,323	1,224,052	1,734,375
Financing – BNDES	BRL	2.5 to 8.7%	01/15/23	95,236	180,778	276,014	87,495	220,903	308,398
Financing – BNB	BRL	10.00%	10/30/16	64,833	21,611	86,444	68,030	54,028	122,058

Finance lease	R$		08/31/33	29,600	246,810	276,410	24,452	205,892	230,344

Debentures				768,295	3,418,440	4,186,735	755,047	3,411,616	4,166,663
4th issue – 2nd series	R$	106.8% of CDI	10/15/15	657,377	-	657,377	655,738	-	655,738
4th issue – 3rd series	R$	IPCA+4.00%	10/15/19	933	32,250	33,183	270	30,915	31,185
1st issue – Minas Comunica	R$	IPCA+0.50%	07/05/21	-	87,428	87,428	-	82,186	82,186
3rd issue	R$	100% of CDI + 0.75	09/10/17	79,776	1,999,539	2,079,315	71,825	1,999,433	2,071,258
4th issue	R$	100% of CDI + 0.68	04/25/18	30,209	1,299,223	1,329,432	27,214	1,299,082	1,326,296

Contingent consideration	R$			-	351,909	351,909	-	-	-

Foreign currency				123,602	425,577	549,179	819,171	418,251	1,237,422

Loans and financing				123,602	425,577	549,179	819,171	418,251	1,237,422
Loans – BEI	US$			-	-	-	716,963	-	716,963
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/19	123,602	425,577	549,179	101,933	418,251	520,184
BBVA Commission	R$			-	-	-	275	-	275

Total				1,416,804	5,726,882	7,143,686	2,264,518	5,534,742	7,799,260

Loans, financing and finance lease				648,509	1,956,533	2,605,042	1,509,471	2,123,126	3,632,597
Debentures				768,295	3,418,440	4,186,735	755,047	3,411,616	4,166,663
Contingent consideration				-	351,909	351,909	-	-	-
Total				1,416,804	5,726,882	7,143,686	2,264,518	5,534,742	7,799,260

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Information at June 30, 2015			06.30.15			12.31.14
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,674,405	6,564,997	8,239,402	1,445,347	5,116,491	6,561,838

Loans and financing				876,510	2,547,838	3,424,348	665,848	1,498,983	2,164,831
Financing – BNDES	URTJLP (a)	TJLP+ 0 to 9%	07/15/19	576,405	2,045,414	2,621,819	510,323	1,224,052	1,734,375
Financing – BNDES	BRL	2.5 to 8.7%	01/15/23	110,374	270,690	381,064	87,495	220,903	308,398
Financing – BNDES	BRL	IPCA + 2.95% + TR p.a	07/15/16	33,885	28,119	62,004	-	-	-
Financing – BNDES	BRL	ACCUM. SELIC D-2 + 2.32% p.a	01/15/23	639	137,325	137,964	-	-	-
Financing – BNB	BRL	7.0% to 10%	10/30/16	65,250	66,290	131,540	68,030	54,028	122,058
Confirming	BRL	15.0%		89,957	-	89,957	-	-	-

Finance lease	R$		08/31/33	29,600	246,810	276,410	24,452	205,892	230,344

Debentures				768,295	3,418,440	4,186,735	755,047	3,411,616	4,166,663
4th issue – 2nd series	R$	106.8% of CDI	10/15/15	657,377	-	657,377	655,738	-	655,738
4th issue – 3rd series	R$	IPCA+4.00%	10/15/19	933	32,250	33,183	270	30,915	31,185
1st issue – Minas Comunica	R$	IPCA+0.50%	07/05/21	-	87,428	87,428	-	82,186	82,186
3rd issue	R$	100% of CDI + 0.75	09/10/17	79,776	1,999,539	2,079,315	71,825	1,999,433	2,071,258
4th issue	R$	100% of CDI + 0.68	04/25/18	30,209	1,299,223	1,329,432	27,214	1,299,082	1,326,296

Contingent consideration	R$			-	351,909	351,909	-	-	-

Foreign currency				2,869,550	425,577	3,295,127	819,171	418,251	1,237,422

Loans and financing				2,869,550	425,577	3,295,127	819,171	418,251	1,237,422
Loans – BEI	US$			-	-	-	716,963	-	716,963
Senior Debit	EUR	Euribor + 1.05% p.a	10/26/15	2,745,948	-	2,745,948	-	-	-
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/19	123,602	425,577	549,179	101,933	418,251	520,184
BBVA Commission	R$			-	-	-	275	-	275

Total				4,543,955	6,990,574	11,534,529	2,264,518	5,534,742	7,799,260

Loans, financing and finance lease				3,775,660	3,220,225	6,995,885	1,509,471	2,123,126	3,632,597
Debentures				768,295	3,418,440	4,186,735	755,047	3,411,616	4,166,663
Contingent consideration				-	351,909	351,909	-	-	-
Total				4,543,955	6,990,574	11,534,529	2,264,518	5,534,742	7,799,260

(a) Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b) Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c) The Currency Basket Charge (ECM) is a rate disclosed by BNDES on a quarterly basis.

b) Loans and financing

Brazilian Development Bank (BNDES)

•       On October 23, 2007, a credit facility of R$ 2,034,717 was approved, and sub-credit facility “A” amounts to R$ 1,926,309 (TJLP + 3.73% p.a.)  and subcredit facility “B” to R$ 108,408 (TJLP + 1.73% p.a.), maturing in 8 years, with principal payment in 60 monthly and successive installments, with grace period expired on May 15, 2010. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES for the purpose of financing investment projects for goods and services produced in Brazil.

The balance of this agreement at December 31, 2014 amounted to R$ 170,536, it was fully settled on May 15, 2015.

•       On October 14, 2011, a credit facility was taken out amounting to R$ 3,031,110, restated in 2013 to R$ 2,152,098, and subcredit facility “A” amounts to R$ 1,360,455 (TJLP + 3.38% p.a.), subcredit facility “B” to R$ 406,206 (UMBND + 2.38% p.a.), subcredit facility “C” to R$ 282,149 (TJLP + 1.48% p.a.), sub-credit facility “D” to R$ 80,948 (TJLP + 4.08% p.a.) and sub-credit facility “E” to R$ 22,340 (TJLP), maturing in 8 years, with grace period expired on July 15, 2014. After this period, principal interest and amortization will be paid in 60 monthly and successive installments, for new negotiations of credit facilities and modalities with the bank. All of these funds have been withdrawn by the Company and used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, construction of a data center in the city of Tamboré (São Paulo State) and social projects.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

As the interest rates applied to two of the five subcredit facilities of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant made by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in a balance amounting to R$ 11,855 at June 30, 2015,(R$ 13,517 at December 31, 2014), Note 19.

The balance of this agreement at June 30, 2015 amounted to R$ 1,965,281 (R$ 2,049,346 at December 31, 2014).

•       On January 1, 2010, a credit facility amounting to R$ 319,927 was approved, at interest rates of 4.5% and 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from March 15, 2012, after a grace period of 2 years. These funds were obtained through the Investment Support Program (BNDES PSI) and used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Up to December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

As the interest rates applied thereon are lower than those observable in the market (fixed interest rates varying from 4.5% to 5.5% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, was adjusted to present value and deferred over the useful life of the financed asset item, resulted in balance amounting to R$ 11,049 as of June 30, 2015 (R$ 13,614 as of December 31, 2014), Note 19.

The balance of this agreement at June 30, 2015 amounted to R$ 101,454 (R$ 110,456 at December 31, 2014).

•       Between November 24, 2010 and March 31, 2011, credit facilities amounting to R$ 29,066 were approved, at 5.5% p.a., TJLP + 5.7% p.a. and TJLP + 9.0% p.a., maturing in 5 years, with principal payment in 48 monthly and successive installments from January 15, 2012, after a grace period of 1 year. On December 15, 2011, R$ 11,097 was approved, at 5.0% p.a. and 8.7% p.a., maturing in 36 months, with principal payment in 30 monthly and successive installments until settlement on March 15, 2015. On December 28, 2012, R$ 9,493 was also approved, at 2.5% p.a., maturing in 36 months, with six-month grace period for principal, fully released as the investments made are proved. These credit facilities were fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (fixed interest rates varying from 2.5% to 5.5% p.a.), and government grants by BNDES, adjusted to present value, resulted – as of June 30, 2015 – in the amount of R$ 239 (R$ 826 at December 31, 2014), Note 19.

The balance of this agreement at June 30, 2015, amounted to R$ 6,397 (R$ 12,863 at December 31, 2014).

•       On December 1, 2010, a credit facility amounting to R$ 5,417 was approved, subsequently restated to R$ 2,262, at 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from February 15, 2013, after a grace period of 2 years, through the Investment Support Program (BNDES PSI). This credit facility was fully withdrawn by the Company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (5.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of June 30, 2015 – in the amount of R$ 220 (R$ 242 at December 31, 2014), Note 19.

The balance of this agreement at June 30, 2015, amounted to R$ 1,362 (R$ 1,724 at December 31, 2014).

•       On December 28, 2012, R$21,783 (cancelled at a later date) and R$331,698 financing facilities were approved at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are evidenced. Through June 30, 2015, R$ 225,467 (R$ 212,887 at December 31, 2014) were released.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (2.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of June 30, 2015 – in the amount of R$ 30,394 (R$ 31,286 at December 31, 2014), Note 19.

The balance of this agreement at June 30, 2015, amounted to R$ 164,316 (R$ 213,985 at December 31, 2014).

•       At August 1, 2013, a R$4,030 financing facility was approved at the rate of 3.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved.  This credit facility was fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (3.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of June 30, 2015 – in the amount of R$ 676 (R$ 737 at December 31, 2014), Note 19.

The balance of this agreement at June 30, 2015, amounted to R$ 3,371 (R$ 4,047 at December 31, 2014).

•       On December 12 2008, a credit facility amounting to R$ 615,909 was approved for GVT, under sub-credit facility “A" at the amount of R$ 158,520 (IPCA + TR + 2.95% p.a.) a total term of 8 years with principal payment in 6 annual and successive payments with grace period expiring July 15, 2011, Sub-credit Facility "B” amounting to R$ 369,880 (TJLP + 2.95% p.a.) And subcredit facility “C” amounting to R$ 87,509 (TJLP + 2.05% p.a.), maturing in 9 years with principal payment in 72 monthly and successive installments, and a grace period expiring June 15, 2011. All these funds have been drawn down and the respective investments are evidenced and accepted by the BNDES. It is intended to finance investment in Brazilian products and services.

At June 21, 2010, GVT received authorization from BNDES regarding the request for partial early settlement of this agreement. The figures presented in this note represents the balance of the partial settlement executed on July 15, 2010, more contractual and regular amortizations that began on July 15, 2011.

The balance of this agreement at June 30, 2015 amounted to R$ 177,177.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

•       On November 9, 2011 GVT agreed upon a second loan agreement with BNDES, obtaining funds to be allocated to the completion of the investment plan for the triennium 2011-2013, intended to expand the current practice areas to new areas, the modernization of telecommunication and internet services, and the launch of new services. The total loan agreement amount is R$ 1,184,107, with the sub-credit facility "A" at the amount of R$ 875,365 (TJLP + 3.38% p.a.), sub-credit facility "B" amounting to R$ 222,703 (TJLP + 1.48% p.a.), sub-credit facility "C" amounting to R$ 81,177 (5% p.a.)  and subcredit facility “D”  amounting to R$ 4,862 (TJLP) maturing in 9 years with a grace period expiring August 15, 2014. After this period interest and amortization on the principal for sub credit facilities “A”, "B" and "D” shall be paid in 72 monthly and successive installments. Subcredit facility "C" amortization is in 63 monthly successive payments. The remaining amount of R$ 45,490, was cancelled on April 9, 2014 (subcredit facility "B" at R$ 40,929 and subcredit facility "C" at R$ 4,561).

The balance of this agreement at June 30, 2015, amounted to R$982,389.

•       On December 30, 2014 GVT agreed upon a third loan agreement with BNDES, obtaining funds to be allocated to the completion of the investment plan for the triennium 2014-2016, intended to expand the current practice areas to new areas. The total loan agreement amount is R$ 1,000,293, with the sub-credit facility "A" in the amount of R$ 297,486 (TJLP + 3.12% p.a.), sub-credit facility "B" amounting to R$ 297,486 (SELIC + 2.32% p.a.), sub-credit facility "C" amounting to R$ 105,332 (6% p.a.) and subcredit facility “D” amounting to R$ 94,668 (4% p.a.) and subcredit facility “E” amounting to R$195,749 (TJLP + 2.32% p.a.) and subcredit facility “F” amounting to R$9,572 (TJLP) maturing in 8 years, with grace period expiring January 15, 2018, for subcredit facilities “A”, “B”, “D”, “E” and “F”. After the period principal interest and amortization shall be paid in 60 monthly successive payments, with the last payment made on January 15, 2023. For subcredit facility "C" amortization shall be paid in 60 monthly successive instalments with the first payment on February 15, 2017 and the last on January 15, 2022.

The balance of this agreement at June 30, 2015, amounted to R$350,283.

European Investment Bank (EIB)

On October 31, 2007, a credit facility amounting to € 250 million (equivalent to US$ 365 million at the time) was taken out, at 4.18% and 4.47% p.a., maturing in 7 years with principal payment in two installments. The first installment of R$ 272,460 was paid on December 19, 2014 and the second on March 2, 2015. Interest was charged semi-annually based on the dates of each release. The funds were released in two installments, the first on December 19, 2007 and the second on February 28, 2008. The agreement had a swap transaction associated therewith that transformed currency risk into CDI variation percentage and that was settled in accordance with the maturity of each installment. The balance of this agreement at December 31, 2014 was R$ 716,963.

Banco do Nordeste (BNB)

•       On January 29, 2007 and October 30, 2008, the Company contracted credit facilities amounting to R$ 247,240 and R$ 389,000, respectively, at 10% p.a., maturing in 8 years, with principal payment in 78 and 72 installments, respectively, after a grace period of 2 years. On January 29, 2015, the first credit facility was settled. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

The balance of this agreement at June 30, 2015, amounted to R$ 86,444 (R$ 122,058 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

•       On August 18, 2014, GVT contracted credit lines amounting to R$ 31,619 and R$ 115,014, at interest rates of 7.06% and 8.24% p.a., respectively, maturing in eight years, with repayment of principal in 72 installments after a 2-year grace period expiring on September 18, 2016. On April 17, 2015, partial funding totaling R$ 5,719 from the first credit line was raised and R$ 38,959 from the second credit line.

These funds are intended for investment and expansion projects in the North East of Brazil.

The balance of this agreement at June 30, 2015, amounted to R$45,096.

Senior Debt

On March 9, 2015, GVT entered into a loan agreement with Societe Generale amounting to € 825 million at rates of Euribor 3M + 1.05% p.a. over a total period of 180 days as from the date drawn down.

The amount was raised in two tranches with the first on March 17, 2015 amounting to € 325 million (equivalent to R$ 1,102,563), with payment of principal in a single installment on September 14, 2015. The second tranche was drawn down on April 28, 2015, amounting to € 465 million (equivalent to R$ 1,506,600), with payment of principal in full on October 26, 2015. Interest will be paid on a quarterly basis in accordance with the dates funds are drawn down. This financing is secured with a swap agreement that converts the currency risk into a percentage of CDI variation and shall be settled in accordance with the maturity of each instalment. The remaining balance amounting to €35 million was cancelled on April 16, 2015.

The balance of this agreement at June 30, 2015, amounted to R$2,745,948.

c) Finance lease

Finance lease agreement in which the Company assumes all the risks and rewards related to ownership of the leased item are capitalized at lease inception at the fair value of the leased asset or, if lower, the present value of minimum payments of a lease agreement. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has agreements classified as finance lease as a lessee, related to: i) lease of towers and rooftops, arising from sales and financial leaseback transactions; (ii) lease of sites built as Built to Suit (“BTS”) for installing antennas and other equipment and means of transmission; (iii) lease of IT equipment and; (iv) lease of infrastructure and means of transmission associated with the electrical grid, connecting cities in the North and Central-West regions of Brazil. The net book value of such assets remained unchanged until sale thereof, and a liability was recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The balance of amounts payable referring to aforementioned transactions comprises the following effects:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company/Consolidated
	06.30.15	12.31.14
Nominal value payable	707,851	653,240
Unrealized financial expense	(431,441)	(422,896)
Present value payable	276,410	230,344

Current	29,600	24,452
Noncurrent	246,810	205,892

Aging list of finance lease payable at June 30, 2015 is as follows:

	Company/Consolidated
	Nominal value payable	Present value payable
Within 1 year	32,384	29,600
Over one year and up to five years	146,760	103,929
Over 5 years	528,707	142,881
Total	707,851	276,410

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at June 30, 2015 and December 31, 2014.

d) Debentures

Information on the debentures in force at June 30, 2015 and December 31, 2014 is as follows:

1st issue debentures – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, SMP services would be made available at 134 locations in the areas registered under No. 34, No. 35 and No. 38.

In consideration of the certification by the State Department of Economic Development, the following debentures were issued: (i) 621 debentures in the 1st series of the 1st issue, amounting to R$ 6,210, for the service in 15 locations; (ii) 1,739 debentures in the 2nd series of the 1st issue, amounting to R$ 17,390, for the service in 42 locations; and (iii) 3,190 debentures in the 3rd series of the 1st issue, amounting to R$ 31,900, for the service in 77 locations, thus completing the service program in 134 locations in the state of Minas Gerais. These are junior unsecured registered nonconvertible debentures, with no stock certificates issued, in up to five series.

The balance of this agreement at June 30, 2015, amounted to R$ 87,428 (R$ 82,186 at December 31, 2014).

4th issue debentures – Series 1, 2 and 3

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

On September 4, 2009, the Board of Directors approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Funds obtained through this issue were used for payment of the full principal amount of the debt represented by the 6th issue of promissory notes and to support the working capital.

1st Series: 98,000 debentures were issued in the 1st series. Considering the non-approval of the reset conditions by holders of 1st Series debentures, the Company, as provided for in the Indenture, exercised its right to redeem all 1st series debentures on November 14, 2014, for subsequent cancellation, amounting to R$ 93,150.

2nd Series: 640,000 debentures were issued in the 2nd series. On October 15, 2013, the Company reset for the first time all terms for the 2nd series as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

3rd Series: 72,000 debentures were issued in the 3rd series. On October 15, 2014, there was the first reset of Company’s 3rd series debentures in accordance with all conditions approved by the Board of Directors in a meeting held on September 9, 2014. Total amount reset was R$ 31,489, and the Company redeemed all debentures of dissenting holders amounting to R$ 64,755, keeping them in treasury for subsequent cancellation.

The balance of this agreement at June 30, 2015, amounted to R$ 690,560 (R$ 686,923 at December 31, 2014).

3rd issue debentures

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion.

 Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to direct investments in 4G wireless telephony services, (specifically to settle the price of the authorization obtained in the 4G auction) and sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$461 at June 30, 2015 (R$ 567 at December 31, 2014 ), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue.

The balance, net of transaction costs, at  June 30, 2015 totaled R$ 2,079,315 (R$ 2,071,258 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

4th issue debentures

On April 11, 2013, Company’s Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$ 1.3 billion.

The net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value of R$ 10,000.00. The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. Remuneration is 100.00% of CDI, plus a spread of 0.68% p.a., based on 252 working days.

The transaction costs associated with this issue at June 30, 2015 totaled R$ 777 (R$ 918 at December 31, 2014).

The balance, net of transaction costs, at June 30, 2015 totaled R$ 1,329,432 (R$ 1,326,296 at December 31, 2014).

e) Contingent consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. The period for returning such amount is 15 years.

The amount calculated on the effective date of acquisition of control in GVTPart (Note 3) is R$ 344,217, recorded as "Judicial deposits, non-current" at GVT. This amount is subject to monthly monetary restatement by both GVT and the Company at the Central Bank of Brazil Overnight (SELIC) rate.

The balance of the contingent consideration at June 30, 2015 was R$ 351,909.

f) Repayment schedule

At June 30, 2015, breakdown of noncurrent loans, financing, finance lease and debentures by year of maturity is as follows:

	Company					Consolidated
Year	Loans and financing	Debentures	Finance lease	Contingent consideration	Total	Loans and financing	Debentures	Finance lease	Contingent consideration	Total
2016	586,526	-	28,741	-	615,267	871,586	-	28,741	-	900,327
2017	552,557	3,298,762	27,072	-	3,878,391	782,903	3,298,762	27,072	-	4,108,737
2018	517,544	45,803	25,402	-	588,749	785,814	45,803	25,402	-	857,019
2019	53,096	46,125	22,714	-	121,935	312,852	46,125	22,714	-	381,691
2020	-	13,875	16,162	-	30,037	106,176	13,875	16,162	-	136,213
2021 onwards	-	13,875	126,719	351,909	492,503	114,084	13,875	126,719	351,909	606,587
Total	1,709,723	3,418,440	246,810	351,909	5,726,882	2,973,415	3,418,440	246,810	351,909	6,990,574

g) Covenants

There are loans and financing and debentures, presented in tables of Notes 20b) and 20d), respectively, which have specific clauses for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

The Company has loans and financing taken out from BNDES, the balance of which as of June 30, 2015 was R$ 3,475,135 (R$ 2,252,924 as of December 31, 2014). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual an annual basis. At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Fourth issue debentures, series 2 and 3, as of June 30, 2015 amounted to R$ 690,560 (R$ 686,923 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Third issue debentures, sole series, net of issue costs, as of June 30, 2015 amounted to R$ 2,079,315 (R$ 2,071,256 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Fourth issue debentures, sole series, net of issue costs, as of June 30, 2015 amounted to R$ 1,329,432 (R$ 1,326,296 as of December 31, 2014) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Debentures of Minas Comunica Program, amounting to R$ 87,428 as of June 30, 2015 (R$ 82,186 at December 31, 2014), includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. At the same date, all these covenants were met.

h) Guarantees

At June 30, 2015, guarantees were given for part of loans and financing of the Company and GVT, as follows:

Creditors	Loans/Financial balance	Guarantees
BNDES	R$ 1,416,995 (URTJLP) R$ 549,179 (UMBND) R$276,014 (PSI) R$1,204,824 (URTJLP) R$137,964 (UMSELIC) R$62,004 (UMIPCA) R$105,050 (Pré)

•       Agreement (2011): Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Agreement (PSI): disposal of financed assets.

•       GVT Agreement (2008, 2011 e 2014): Concession of receivables up to a limit of 20% of the debt balance for the transaction, or 5 times the last installment due on each subcredit facility including the debt principal, interest, commission, conventional penalty, fines and other charges provided therein.

BNB	R$86,444 R$45,096

•       Bank guarantee granted by Banco Bradesco S.A. equivalent to 100% of financing debt balance.

•       Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balances of R$27,154 and R$60,454 at June 30, 2015 and December 31, 2014, respectively.

•       Bank guarantee granted by Banco Safra amounting the equivalent of 100% of the financing debt balance.

Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balance of R$9,068 at June 30, 2015.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

i) Changes

Changes in loans and financing, debentures and finance lease and contingent consideration are as follows:

	Company					Consolidated
	Loans and financing	Debentures	Finance lease	Contingent consideration	Total	Loans and financing	Debentures	Finance lease	Contingent consideration	Total
Balance at 12.31.13	4,233,062	4,301,615	218,878	-	8,753,555	4,233,062	4,301,615	218,878	-	8,753,555
Inflows	93,883	-	-	-	93,883	93,883	-	-	-	93,883
Government grant (Note 19)	(17,118)	-	-	-	(17,118)	(17,118)	-	-	-	(17,118)
Financial charges	137,594	222,312	13,759	-	373,665	137,594	222,312	13,759	-	373,665
Issue costs	-	280	-	-	280	-	280	-	-	280
Monetary and exchange restatement	(81,732)	-	-	-	(81,732)	(81,732)	-	-	-	(81,732)
Write-offs (payments)	(572,449)	(204,910)	(8,986)	-	(786,345)	(572,449)	(204,910)	(8,986)	-	(786,345)
Balance at 06.30.14	3,793,240	4,319,297	223,651	-	8,336,188	3,793,240	4,319,297	223,651	-	8,336,188
Inflows	193,201	31,489	8,269	-	232,959	193,201	31,489	8,269	-	232,959
Government grant (Note 19)	(15,235)	-	-	-	(15,235)	(15,235)	-	-	-	(15,235)
Financial charges	107,442	242,903	9,191	-	359,536	107,442	242,903	9,191	-	359,536
Issue costs	-	269	-	-	269	-	269	-	-	269
Monetary and exchange restatement	265,887	-	-	-	265,887	265,887	-	-	-	265,887
Write-offs (payments)	(942,282)	(427,295)	(10,767)	-	(1,380,344)	(942,282)	(427,295)	(10,767)	-	(1,380,344)
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	7,799,260	3,402,253	4,166,663	230,344	-	7,799,260
Inflows	12,580	-	40,045	-	52,625	12,580	-	40,045	-	52,625
Government grant (Note 19)	(1,606)	-	-	-	(1,606)	(1,606)	-	-	-	(1,606)
Financial charges	135,451	254,802	18,881	7,692	416,826	167,183	254,802	18,881	7,692	448,558
Issue costs	-	248	-	-	248	-	248	-	-	248
Monetary and exchange restatement	149,197	-	-	-	149,197	343,859	-	-	-	343,859
Write-offs (payments)	(1,369,243)	(234,978)	(12,860)	-	(1,617,081)	(4,262,842)	(234,978)	(12,860)	-	(4,510,680)
Business combination (Note 3)	-	-	-	344,217	344,217	7,058,048	-	-	344,217	7,402,265
Balance at 06.30.15	2,328,632	4,186,735	276,410	351,909	7,143,686	6,719,475	4,186,735	276,410	351,909	11,534,529

21) OTHER LIABILITIES

	Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Authorization licenses (a)	875,184	1,178,978	875,184	1,178,978
Grouping and fractioning of shares (b)	388,872	388,975	388,872	388,975
Payables to related parties (Note 29)	332,834	296,961	116,500	119,803
License renewal charges (c)	238,838	275,839	238,838	275,839
Third-party retentions	110,928	202,390	126,256	204,227
Amounts refundable to subscribers	70,646	41,260	75,005	43,445
Other liabilities	138,729	46,258	230,695	70,141
Total	2,156,031	2,430,661	2,051,350	2,281,408

Current	1,478,435	1,442,724	1,321,914	1,322,616
Noncurrent	677,596	987,937	729,436	958,792

(a)  Refers to a portion of Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction shall organize, within 90 days, Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV (“EAD”), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems. The funds for these procedures shall be transferred by the operators in 4 annual installments adjusted by IGP-DI.

(b)  Refers to credit provided to shareholders benefiting from remaining shares arising from grouping and splitting of the shares of the Company and merged companies.

(c)  Refers to charges for the renewal of STFC and SMP licenses (Note 1b).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

22) EQUITY

a) Capital

Primary Offering of Shares

On May 6, 2015, pursuant to the terms of CVM Rule No. 358, of 01.03.02 and Article 29 of CVM Rule No. 400, the Company, together with several financial institutions reported the closure of the Primary Share Offering of 121,711,240 common and 243,086,248 preferred Company issued, registered, no-par-value shares, free and clear of any liens or encumbrances, that included American Depository Shares (ADM), represented by American Depository Receipts through an increase in the Company's capital. It observed the ratio of common and preferred Company issued shares pursuant to the Company's Bylaws, to be issued by the Company within the authorized capital limit provided for in those Bylaws with priority subscription to shareholders under the Priority Offer, held simultaneously in Brazil and as a Global Offer at R$ 38.47 per common share and R$ 47.00 per preferred share, totaling R$ 16,107,285.

Due to the Primary Offering of Shares, the Company’s Board of Directors approved capital increases within the limits of its authorized capital provided for in Article 4 of the Company's Bylaws with the exclusion of preemptive rights of the existing shareholders, under Article 172 of Law No. 6404 / 76, as follows:

•       At a meeting held on April 28, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$15,812,000 through the issue of 121,711,240 registered book-entry common shares with no-par-value at the unit issue price of R$ 38.47 and 236,803,588 registered book-entry preferred shares with no-par-value for unit issue price of R$ 47.00, both issued by the Company. Accordingly, the Company’s capital rose from R$37,798,110 to R$ 53,610,110, divided into 503,046,911 common and 978,737,161 preferred shares.

The direct costs relating to the Company's capital increase totaled approximately R$ 95,170 (R$62,812, net of tax) and were recorded reducing the Other capital reserves account.

•       At a meeting held on April 30, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$ 295,285, through the issue of 6,282,660 preferred registered, book-entry common shares with no par value at the unit issue price of R$ 47.00. Accordingly, the Company's capital increased from R$ 53,610,110 to R$ 53,905,395, and is divided into 503,046,911 common and 985,019,821 preferred shares.

The direct costs relating to the Company's capital increase totaled approximately R$ 5,720 (R$3,776, net of tax) and were recorded reducing the Other capital reserves account.

Incorporation of GVTPart shares

The Special Shareholders’ Meeting held on May 28, 2015, approved a capital increase of R$ 9,666,021, through the issue of 68,597,306 common and 134,320,885 preferred book-entry, no-par-value Company shares due to the incorporation of GVTPart shares., under the terms of the Protocol (Note 3). Accordingly, the Company's capital increased from R$ 53,905,395 to R$ 63,571,416, divided into 571,644,217 common 1,119,340,706 preferred shares.

Capital at June 30, 2015, and December 31, 2014, amounted to R$63,571,416 and R$37,798,110, respectively.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Dissenter Right

Due to the approval of the acquisition of control of GVTPart., common and preferred Company shareholders who dissented from the decision taken at the Special Shareholders’ Meeting, have the right to withdraw from the Company through reimbursement of the value of shares from proven holders on September 19, 2014 (inclusive), as disclosed in the Notice to Shareholders dated September 25, 2014.

Distribution of capital

After all the events described, the subscribed and paid–in capital was divided into no-par-value shares, as follows:

June 30, 2015

	Common shares		Preferred shares		Overall total
Shareholders	Number	%	Number	%	Number	% including treasury stock	% excluding treasury stock

Controlling group	540,033,264	94.47%	645,807,855	57.70%	1,185,841,119	70.13%	70.23%
Telefónica Internacional S.A.	46,746,635	8.18%	360,532,578	32.22%	407,279,213	24.09%	24.12%
Telefónica S.A.	198,207,608	34.67%	246,722,195	22.04%	444,929,803	26.31%	26.35%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%	19.70%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%	0.06%

Noncontrolling interest	29,320,789	5.13%	473,532,117	42.30%	502,852,906	29.73%	29.77%
FRHolding108 (a)	0	0.00%	126,261,632	11.28%	126,261,632	7.47%	7.48%
Other shareholders	29,320,789	5.13%	347,270,485	31.02%	376,591,274	22.26%	22.29%

Total outstanding shares	569,354,053	99.60%	1,119,339,972	100.00%	1,688,694,025	99.86%	100.00%

Treasury stock	2,290,164	0.40%	734	0.00%	2,290,898	0.14%	0.00%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%	100.00%

Equity value per outstanding share:					R$ 39.75

(a)  (c) On June 24, 2015, a swap operation between Telefónica, the Company’s controlling shareholder, and FrHolding108, a company controlled by Vivendi, was concluded through which FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of the Company's capital, with 68,597,306 common shares representing 12% of that class of shares and 8,059,253 preferred shares representing 0.72% of that share type issued by the Company in exchange for 1,110,000,000 shares representing 8.2% of the common shares in Telecom Italia, previously held by TELCO, a subsidiary of Telefónica.

At December 31, 2014

	Common shares		Preferred shares		Overall total
Shareholders	Number	%	Number	%	Number	% including treasury stock	% excluding treasury stock

Controlling group	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.53%	330,567,016	29.38%	29.44%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%

Noncontrolling interest	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%	26.04%
Other shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%	26.04%

Total outstanding shares	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.78%	100.00%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Equity value per outstanding share:					R$ 40.02

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,850,000,000 (one billion, eight hundred fifty million) shares. The Board of Directors is the relevant body to decide about increase in the number and consequent issuance of new shares, within the authorized capital limit.

However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3rd of the total shares issued.

Preferred shares are nonvoting, except for cases set forth in articles 9 and 10 of the bylaws, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and item II, paragraph 1, article 17, of Law No. 6404/76.

Preferred shares will also have the right to vote if the Company fails to pay minimum dividend to which they are entitled, for three consecutive financial years. Such right shall be kept until payment of said dividend.

b) Premium on acquisition of noncontrolling interests

In accordance the with accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their carrying amount, generated by the difference between the carrying amount of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and CPC 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the controlling shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders was adjusted matched against the Company’s equity. The balance of this account at June 30, 2015 and December 31, 2014 was R$ 70,448.

c) Capital reserves

c.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder after tax credits are realized under the terms of CVM Rule No. 319/99. The balance of this account at June 30, 2015 and December 31, 2014 was R$63,074.

c.2) Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value at the issue date.

On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares issued by the Company, held in treasury, of which 251,440 are common and 2,081,246 are preferred shares, in the amount of R$112,107.

The direct costs (net of taxes) related to the Company's capital increases resulting from the Primary Offering were recognized under this heading at the amount of R$ 66,588.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

The difference between the economic value of the merged shares and the market value of the shares issued at the transaction closing date was recognized under this heading at the amount of R$ 1,188,707.

The balance of this account at June 30, 2015 was R$1,368,528 (R$2,735,930 at December 31, 2014).

c.3) Treasury stock

Company treasury shares stem from the following processes: i) merger of TDBH (in 2006); ii) merger of Vivo Participações shares (in 2011), and iii) repurchase of common and preferred shares. On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares issued by the Company, held in treasury, of which 251,440 are common and 2,081,246 are preferred shares.

Due to the approval of the acquisition of control of GVTPart., common and preferred Company shareholders who dissented from the decision taken at the Special Shareholders’ Meeting, have the right to withdraw from the Company through reimbursement of the value of shares for proven holders on September 19, 2014 (inclusive), as disclosed in the Notice to Shareholders dated September 25, 2014. The reimbursement amount for common and preferred shares under right to withdrawal and calculated based on Company equity in accordance with the financial statement for the year ended December 31, 2014, corresponds to R$ 40.02 per share.

The redemption value per share was reduced by the amount corresponding to dividends declared by the Company on January 30, 2015 and April 9, 2015, since the value of dividends declared composed the book value per share at December 31, 2014. Consequently, the book value per share adjusted on the base date of December 31, 2014 is R$ 37.55 per common or equity share. The total amount relating to shareholders that exercise the right to withdraw was R$ 86,023.

The balance of this account at June 30, 2015 was R$ 86,023 (R$ 112,107 at December 31, 2014).

d) Income reserves

d.1) Legal reserve

This legal reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses. The balance of this account at June 30, 2015 and December 31, 2014 was R$ 1,532,630.

d.2) Tax incentive reserve

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, referring to credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area.

The portion of profit subject to the incentive was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at June 30, 2015 was R$ 3,069 (R$ 1,849 at December 31, 2014).

e) Dividend and interest on equity

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

e.1) Interim and proposed dividends

Additional dividends for 2014

On January 30, 2015, the Company’s Board of Directors approved destination of interim dividends in the amount of R$2,750,000, based on profits posted at December 31, 2014, corresponding to R$2.296522661346 per common and R$2.526174927480 per preferred share. The payment of the 1st portion of these interim dividends amounting to R$855,405 was paid on June 12, 2015. The remaining amount will be paid until the end of 2015, on a date to be defined by the Executive Board, being credited to individual shareholders, following the Company’s shareholding position of record at the end of February 10, 2015, inclusive.

On April 9, 2015, the General Shareholders’ Meeting (GSM) approved the allocation of additional proposed dividends for 2014, which had not yet been distributed, amounting to R$ 18,592, equivalent to R$ 0.015526054057 and R$ 0.017078659463 per common and preferred share, respectively, to holders of common and preferred shares that were registered in the Company's records at the end of that day.

The proposed additional dividend balance at December 31, 2014 was R$ 2,768,592.

Dividends and interest on equity

At a meeting held on May 12, 2015, the Board of Directors approved interim dividends amounting to R$ 270,000, equivalent to R$ 0.170178573168 per common and R$ 0.187196430485 per preferred share, calculated based on the balance at April 30, 2015 that, pursuant to article 27, sole paragraph of the Company's Bylaws, shall be included the mandatory minimum dividend for 2015.

At that meeting, it was decided, ad referendum to the General Shareholders' Meeting, to pay interest on equity for 2015, in accordance with Article 28 of the Company's Bylaws, Article 9 of Law No. 9249/95 and CVM Rule No. 638/12, at the gross amount of R$ 515,000, equivalent to R$ 0.324599871044 per common and R$ 0.357059858148 per preferred share, corresponding to a net amount of withholding income tax of R$ 437,750, equivalent to R$ 0.275909890388 per common and R$ 0.303500879426 per preferred share, calculated based on the net income stated on the balance sheet at April 30, 2015.

The payment of dividends and interest on equity will begin by the end of the 2016 financial year on a date to be established by the Board and timely communicated to the market, credited individually to shareholders and subject to the equity position stated in Company records at end of May 25, 2015, inclusive.

e.2) Unclaimed dividends and interest on equity

Pursuant to article 287, item II “a” of Law No. 6404, of December 15, 1976, dividend and IOE not claimed by shareholders expire in three years as from the initial payment date. The Company reverses the expired amount of dividend and IOE to equity upon expiry.

f) Other comprehensive income

Financial instruments available for sale: These refer to variations in fair value of financial assets available for sale.

Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until balance sheet date.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Currency translation difference of investments abroad: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled entity).

Changes in other comprehensive income are as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation difference of investments abroad	Other comprehensive income (loss)	Total
Balances at 12.31.13	(2,658)	6,610	12,897	-	16,849
Exchange gains (losses)	-	-	(3,017)	-	(3,017)
Inflows from future contracts	-	1,052	-	-	1,052
Losses on financial assets available for sale	(5,129)	-	-	-	(5,129)
Balances at 06.30.14	(7,787)	7,662	9,880	-	9,755
Exchange gains (losses)	-	-	2,466	-	2,466
Inflows from future contracts	-	220,159	-	-	220,159
Losses on financial assets available for sale	85	-	-	-	85
Balances at 12.31.14	(7,702)	227,821	12,346	-	232,465
Exchange gains (losses)	-	-	5,210	-	5,210
Inflows from future contracts	-	(222,420)	-	-	(222,420)
Losses on financial assets available for sale	(517)	-	-	-	(517)
Other comprehensive income (loss)	-	-	-	(695)	(695)
Balances at 06.30.15	(8,219)	5,401	17,556	(695)	14,043

23)  NET OPERATING REVENUE

	Company
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Gross operating revenue	12,778,716	12,328,409	25,543,813	24,794,763
Telecommunications services (a)	11,839,213	11,591,516	23,739,730	23,238,963
Sale of goods and devices	939,503	736,893	1,804,083	1,555,800

Deductions from gross operating revenue	(4,363,840)	(4,204,166)	(8,707,656)	(8,476,471)
Telecommunications services	(3,807,934)	(3,761,516)	(7,626,255)	(7,528,228)
Taxes	(3,011,242)	(2,826,233)	(6,012,862)	(5,714,167)
Discounts granted	(796,692)	(935,283)	(1,613,393)	(1,814,061)
Sale of goods and devices	(555,906)	(442,650)	(1,081,401)	(948,243)
Taxes	(138,123)	(101,701)	(264,402)	(209,764)
Discounts granted and return of goods	(417,783)	(340,949)	(816,999)	(738,479)

Net operating revenue	8,414,876	8,124,243	16,836,157	16,318,292

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Gross operating revenue	15,185,920	12,941,907	28,621,851	25,930,413
Telecommunications services (a)	14,182,864	12,139,036	26,697,566	24,264,939
Sale of goods and devices	1,003,056	802,871	1,924,285	1,665,474

Deductions from gross operating revenue	(5,223,795)	(4,325,313)	(9,676,648)	(8,701,889)
Telecommunications services	(4,660,491)	(3,880,351)	(8,582,412)	(7,750,855)
Taxes	(3,389,976)	(2,941,780)	(6,493,846)	(5,931,571)
Discounts granted	(1,270,515)	(938,571)	(2,088,566)	(1,819,284)
Sale of goods and devices	(563,304)	(444,962)	(1,094,236)	(951,034)
Taxes	(145,521)	(104,012)	(277,237)	(212,555)
Discounts granted and return of goods	(417,783)	(340,950)	(816,999)	(738,479)

Net operating revenue	9,962,125	8,616,594	18,945,203	17,228,524

(a) The consolidated amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the three-month periods ended June 30, 2015 and 2014 were R$91,555 and R$70,176, respectively (Note 24).

No one customer contributed with more than 10% of gross operating revenue for the quarters ended June 30, 2015 and 2014.

All amounts in net income are included in income and social contribution tax bases.

24) OPERATING COSTS AND EXPENSES

	Company
	Three-month periods ended
	06.30.15				06.30.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(122,887)	(403,959)	(93,843)	(620,689)	(115,093)	(386,020)	(101,711)	(602,824)
Third-party services	(966,698)	(1,488,222)	(218,110)	(2,673,030)	(828,859)	(1,412,858)	(195,689)	(2,437,406)
Interconnection and network use	(614,547)	-	-	(614,547)	(790,137)	-	-	(790,137)
Advertising and publicity	-	(258,836)	-	(258,836)	-	(241,487)	-	(241,487)
Rent, insurance, condominium and connection means	(442,801)	(33,208)	(45,100)	(521,109)	(368,794)	(30,830)	(45,586)	(445,210)
Taxes, charges and contributions	(437,187)	(1,144)	(10,830)	(449,161)	(426,199)	(641)	(21,007)	(447,847)
Estimated impairment losses on accounts receivable	-	(238,883)	-	(238,883)	-	(200,237)	-	(200,237)
Depreciation and amortization	(1,093,290)	(234,409)	(84,201)	(1,411,900)	(878,081)	(233,893)	(71,525)	(1,183,499)
Cost of goods sold	(596,130)	-	-	(596,130)	(457,586)	-	-	(457,586)
Materials and other operating costs and expenses	(30,355)	(28,317)	(4,608)	(63,280)	(21,812)	(48,454)	(6,192)	(76,458)
Total	(4,303,895)	(2,686,978)	(456,692)	(7,447,565)	(3,886,561)	(2,554,420)	(441,710)	(6,882,691)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company
	Six-month periods ended
	06.30.15				06.30.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(239,855)	(821,211)	(193,595)	(1,254,661)	(222,903)	(756,687)	(226,268)	(1,205,858)
Third-party services	(1,889,301)	(2,924,618)	(412,730)	(5,226,649)	(1,644,503)	(2,815,030)	(368,576)	(4,828,109)
Interconnection and network use	(1,308,567)	-	-	(1,308,567)	(1,663,197)	-	-	(1,663,197)
Advertising and publicity	-	(461,902)	-	(461,902)	-	(444,522)	-	(444,522)
Rent, insurance, condominium and connection means	(875,415)	(69,490)	(89,219)	(1,034,124)	(737,041)	(61,433)	(94,917)	(893,391)
Taxes, charges and contributions	(904,741)	(2,072)	(7,467)	(914,280)	(857,445)	(1,360)	(48,384)	(907,189)
Estimated impairment losses on accounts receivable	-	(543,545)	-	(543,545)	-	(396,685)	-	(396,685)
Depreciation and amortization	(2,179,125)	(462,026)	(169,747)	(2,810,898)	(1,978,887)	(468,086)	(175,223)	(2,622,196)
Cost of goods sold	(1,146,086)	-	-	(1,146,086)	(945,685)	-	-	(945,685)
Materials and other operating costs and expenses	(49,767)	(84,277)	(4,975)	(139,019)	(32,100)	(94,114)	(15,793)	(142,007)
Total	(8,592,857)	(5,369,141)	(877,733)	(14,839,731)	(8,081,761)	(5,037,917)	(929,161)	(14,048,839)

	Consolidated
	Three-month periods ended
	06.30.15				06.30.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(187,811)	(460,687)	(124,554)	(773,052)	(117,469)	(389,368)	(102,970)	(609,807)
Third-party services	(1,312,079)	(1,563,870)	(251,060)	(3,127,009)	(1,008,573)	(1,401,461)	(208,273)	(2,618,307)
Interconnection and network use	(634,112)	-	-	(634,112)	(788,186)	-	-	(788,186)
Promotion and advertising	-	(296,196)	-	(296,196)	-	(241,487)	-	(241,487)
Rent, insurance, condominium and connection means (a)	(498,653)	(36,498)	(45,734)	(580,885)	(370,252)	(30,830)	(45,582)	(446,664)
Taxes, charges and contributions	(460,611)	(1,540)	(10,872)	(473,023)	(431,452)	(641)	(20,982)	(453,075)
Estimated impairment losses on accounts receivable	-	(284,797)	-	(284,797)	-	(220,410)	-	(220,410)
Depreciation and amortization	(1,306,365)	(295,611)	(92,886)	(1,694,862)	(883,389)	(233,893)	(71,554)	(1,188,836)
Cost of goods sold	(634,441)	-	-	(634,441)	(494,395)	-	-	(494,395)
Materials and other operating costs and expenses	(34,376)	(34,392)	(6,328)	(75,096)	(22,353)	(48,909)	(6,192)	(77,454)
Total	(5,068,448)	(2,973,591)	(531,434)	(8,573,473)	(4,116,069)	(2,566,999)	(455,553)	(7,138,621)

	Consolidated
	Six-month periods ended
	06.30.15				06.30.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(310,033)	(878,933)	(224,719)	(1,413,685)	(231,492)	(760,035)	(227,534)	(1,219,061)
Third-party services	(2,431,164)	(3,005,962)	(453,311)	(5,890,437)	(1,991,598)	(2,818,737)	(381,488)	(5,191,823)
Interconnection and network use	(1,329,522)	-	-	(1,329,522)	(1,652,950)	-	-	(1,652,950)
Advertising and publicity	-	(499,262)	-	(499,262)	-	(444,522)	-	(444,522)
Rent, insurance, condominium and connection means (a)	(932,811)	(72,780)	(89,849)	(1,095,440)	(739,816)	(61,433)	(94,930)	(896,179)
Taxes, charges and contributions	(933,265)	(2,468)	(8,196)	(943,929)	(867,667)	(1,360)	(48,458)	(917,485)
Estimated impairment losses on accounts receivable	-	(609,212)	-	(609,212)	-	(428,270)	-	(428,270)
Depreciation and amortization	(2,398,278)	(523,228)	(178,484)	(3,099,990)	(1,988,985)	(468,086)	(175,319)	(2,632,390)
Cost of goods sold	(1,215,233)	-	-	(1,215,233)	(1,006,238)	-	-	(1,006,238)
Materials and other operating costs and expenses	(54,982)	(90,392)	(6,695)	(152,069)	(33,667)	(94,569)	(15,793)	(144,029)
Total	(9,605,288)	(5,682,237)	(961,254)	(16,248,779)	(8,512,413)	(5,077,012)	(943,522)	(14,532,947)

(a) The consolidated amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the three-month periods ended June 30, 2015 and 2014 were R$91,555 and R$70,176, respectively (Note 23).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

25)  OTHER OPERATING INCOME (EXPENSES), NET

	Company
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Recovered expenses and fines	110,336	89,611	196,097	183,305
Provisions for decommissioning of assets, labor, tax and civil contingencies, net	(230,478)	(208,536)	(445,953)	(403,776)
Net gain (loss) on asset disposal/loss	6,587	(1,680)	(6,353)	(14,566)
Other income (expenses)	(11,950)	(8,839)	(14,476)	(5,176)
Total	(125,505)	(129,444)	(270,685)	(240,213)

Other operating income	130,938	110,656	243,712	224,832
Other operating expenses	(256,443)	(240,100)	(514,397)	(465,045)
Total	(125,505)	(129,444)	(270,685)	(240,213)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Recovered expenses and fines	123,015	97,437	209,134	206,253
Provisions for decommissioning of assets, labor, tax and civil contingencies, net	(251,885)	(208,844)	(467,361)	(404,814)
Net gain (loss) on asset disposal/loss (a)	4,601	(896)	(7,370)	(15,442)
Other income (expenses)	(10,215)	(9,050)	(13,025)	(5,665)
Total	(134,484)	(121,353)	(278,622)	(219,668)

Other operating income	146,631	118,566	260,457	247,862
Other operating expenses	(281,115)	(239,919)	(539,079)	(467,530)
Total	(134,484)	(121,353)	(278,622)	(219,668)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES), NET

	Company
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Short-term investment yield	259,894	109,388	352,239	259,096
Interest income (customers, taxes and other)	15,377	28,932	34,854	61,715
Charges on loans, financing, debentures and finance lease agreement	(202,931)	(190,758)	(416,826)	(373,665)
Exchange gains (losses) on loans and financing	23,188	35,386	(149,197)	81,732
Gains (losses) on derivative transactions	133,350	(42,725)	291,050	(115,676)
Interest expense (financial institutions, provisions, suppliers, taxes and other)	(86,575)	(43,020)	(126,744)	(95,691)
Other revenues (expenses) from monetary and exchange gains/losses	(61,229)	(17,707)	(110,690)	(38,774)
Other financial expenses (income)	(25,669)	(15,795)	(67,237)	(19,968)

Financial income (expenses), net	55,405	(136,299)	(192,551)	(241,231)

Financial income	431,809	173,706	678,143	402,543
Financial expenses	(376,404)	(310,005)	(870,694)	(643,774)
Total	55,405	(136,299)	(192,551)	(241,231)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Short-term investment yield	290,531	129,065	408,122	289,496
Interest income (customers, taxes and other)	17,362	28,611	41,410	61,472
Charges on loans, financing, debentures and finance lease agreement	(159,036)	(190,758)	(448,002)	(373,665)
Exchange gains (losses) on loans and financing	44,205	35,386	(343,859)	81,732
Gains (losses) on derivative transactions	103,913	(42,725)	261,613	(115,676)
Interest expense (financial institutions, provisions, suppliers, taxes and other)	(143,533)	(43,547)	(164,191)	(96,654)
Other revenues (expenses) from monetary and exchange gains/losses	(277,852)	(17,732)	(117,319)	(37,945)
Other financial expenses (income)	(47,117)	(10,348)	(27,153)	(9,138)

Financial income/(expenses), net	(171,527)	(112,048)	(389,379)	(200,378)

Financial income	456,011	193,062	711,145	432,700
Financial expenses	(627,538)	(305,110)	(1,100,524)	(633,078)
Total	(171,527)	(112,048)	(389,379)	(200,378)

27) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the tax-special or tax-reduction trial balance. Taxes calculated on profit until the month of the quarterly information (ITR) are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense to statutory tax rates

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the three-month periods ended June 30, 2015 and 2014.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Income before taxes	1,020,213	1,153,727	1,860,642	2,111,362
Expenses referring to income and social contribution taxes at 34% rate	(346,872)	(392,267)	(632,618)	(717,863)
Permanent and temporary differences
Equity pickup, net of received IOE effects	41,821	60,492	111,334	109,940
Expired dividends	(6,552)	(3,722)	(6,552)	(3,722)
Nondeductible expenses, gifts and incentives	(20,924)	(31,041)	(71,914)	(57,130)
Adjustment of deferred taxes – Law 12973/14 (a)	-	1,195,989	-	1,195,989
Tax benefit related to IOE received	175,100	-	175,100	-
Other (additions) exclusions	7,030	9,475	13,543	14,847
Tax debit (credit)	(150,397)	838,926	(411,107)	542,061

Effective rate	14.7%	-72.7%	22.1%	-25.7%
Current IRPJ and CSLL	(42,670)	(375,660)	(341,041)	(610,029)
Deferred IRPJ and CSLL	(107,727)	1,214,586	(70,066)	1,152,090

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Income before taxes	1,083,081	1,245,026	2,029,095	2,276,990
Expenses referring to income and social contribution taxes at 34% rate	(368,248)	(423,309)	(689,892)	(774,177)
Permanent and temporary differences
Equity pickup, net of received IOE effects	150	154	229	496
Expired dividends	(6,552)	(3,722)	(6,552)	(3,722)
Nondeductible expenses, gifts and incentives	(23,061)	(31,058)	(74,761)	(57,147)
Tax benefit related to IOE received	175,100	-	175,100	-
Adjustment of deferred taxes – Law 12973/14 (a)	-	1,195,989	-	1,195,989
Other (additions) exclusions	9,346	9,573	16,316	14,994
Tax debit (credit)	(213,265)	747,627	(579,560)	376,433

Effective rate	19.7%	-60.0%	28.6%	-16.5%
Current IRPJ and CSLL	(170,589)	(448,876)	(561,189)	(745,452)
Deferred IRPJ and CSLL	(42,676)	1,196,503	(18,371)	1,121,885

(a)  after the entry into force of Law No. 12973 (Provisional Executive Order No. 627/13), published in May 14, 2014, the Company reviewed the tax bases for certain intangible assets resulting from business combinations, representing a positive net effect on deferred  income and social contribution taxes amounting to R$ 1,195,989.

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 7.2.

28) EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the periods. The transactions that generated the issue of common and preferred Company shares during the six-month period ended June 30, 2015, are stated in Note 22.

The table below sets out the calculation of earnings per share for the three-month periods ended June 30, 2015 and 2014:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.15	06.30.14	06.30.15	06.30.14
Net income for the year attributable to shareholders:	869,816	1,992,653	1,449,535	2,653,423
Common shares	276,083	634,567	460,746	844,991
Preferred shares	593,733	1,358,086	988,789	1,808,432

Number of shares:	1,455,482	1,123,269	1,290,294	1,123,269
Weighted average number of outstanding common shares for the year	492,539	381,335	437,245	381,335
Weighted average number of outstanding preferred shares for the year	962,943	741,934	853,049	741,934

Basic and diluted earnings per share:
Common shares	0.56	1.66	1.05	2.22
Preferred shares	0.62	1.83	1.16	2.44

29) RELATED-PARTY BALANCES AND TRANSACTIONS

The main balances of assets and liabilities with related parties arise from transactions with companies related with the controlling group, which were performed at prices and under the conditions agreed by the parties, as follows:

a)   Fixed and mobile telephone services provided by companies of Telefónica Group;

b) Digital TV services provided by Media Networks Latino América;

c) Lease and maintenance of safety equipment provided by Telefónica Engenharia e Segurança do Brasil;

d) Corporate services passed through at the cost effectively incurred on those services;

e) Systems development and maintenance services provided by Telefónica Global Technology;

f) International transmission infrastructure for a number of data circuit and roaming services provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

g) Telecom projects management (Outsourcing Telecom) – Contract for Professional Services, rendered by Telefônica Serviços Empresariais do Brasil;

h) Logistics and courier services provided by Telefónica Transportes e Logística;

i) Voice portal content provider services rendered by Terra Networks Brazil;

j) Data communications and integrated solution services provided by Telefónica International Wholesale Services Spain and Telefónica USA;

k) Long-distance calls and international roaming services provided by companies of Telefónica Group;

l) Refund of expenses (from advisory service fees, expenses with salaries and other expenses) paid by the Company to be refunded by companies of the Telefónica Group;

m) Brand Fee, for the assignment of rights to use the brand paid to Telefónica;

n) Stock option plan to employees of Telefónica Brasil and TData linked to the acquisition of Telefónica S.A. shares;

o) Cost Sharing Agreement (CSA) for the reimbursement of expenses relating to digital business to Telefónica International; and

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

p) Lease of buildings where Telefónica Serviços Empresariais do Brasil and Telefónica Transportes e Logística are based.

q) Inflow of funds for payments and inflows derived from roaming operation between companies of the Telefónica Group and Telfisa;

A summary of significant related-party transactions and balances is as follows:

		Balance Sheet – Assets
		At 06.30.15				At 12.31.14
		Current assets			Noncurrent assets	Current assets		Noncurrent assets
Companies	Nature of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets	Accounts receivable, net	Other assets	Other assets
Parent companies
SP Telecomunicações Participações	l)	-	77	12	453	71	12,798	4,082
Telefónica Internacional	l)	-	-	62,234	-	-	877	13,264
Telefónica	l)	-	-	2,344	-	-	2,339	-
		-	77	64,590	453	71	16,014	17,346
Other group companies
Telefónica USA	f) / j)	-	4,172	-	-	4,114	-	-
Telefónica Chile	k)	-	-	684	-	-	2,506	-
Telefónica de España	k)	-	-	-	-	-	-	-
Telefónica Peru	k)	-	913	-	-	485	-	-
Telefônica Engenharia de Segurança do Brasil	a) / d) / l)	-	507	569	350	602	608	350
Telefónica International Wholesale Services Brasil	a) / d)	-	9,638	172	76	5,633	476	76
Telefónica International Wholesale Services Espanha	j)	-	89,411	-	-	60,696	-	-
Telefónica Moviles Del Espanha	k)	-	15,487	-	-	6,464	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	-	3,915	958	714	2,889	517	743
Telefônica Transportes e Logistica	a) / d) / l) / p)	-	1,110	190	109	678	169	84
Terra Networks Brasil	a) / d) / l)	-	4,959	7,437	63	4,483	7,434	19
Telefónica Global Technology	l)	-	1,536	6,503	-	1,315	6,458	-
Telefônica Digital España	l)	-	-	-	-	-	-	15,921
Media Networks Latina America SAC	b)	-	-	-	-	-	-	-
Telfisa	q)	44,033	-	-	-	-	-	-
Other	a) / d) / k) / l)	-	43,154	4,364	710	27,618	4,059	262
		44,033	174,802	20,877	2,022	114,977	22,227	17,455
Total		44,033	174,879	85,467	2,475	115,048	38,241	34,801

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

		Balance Sheet – Liabilities
		At 06.30.15			At 12.31.14
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Companies	Nature of transaction	Trade accounts payable and accounts payable	Other liabilities	Other liabilities	Trade accounts payable and accounts payable	Other liabilities	Other liabilities
Parent companies
SP Telecomunicações Participações	d) / l)	-	-	18	3,759	2,062	6,029
Telefónica Internacional	l) / o)	63,007	-	-	59,069	-	-
Telefónica	m) / n)	5,496	86,197	9,240	271	86,081	13,522
		68,503	86,197	9,258	63,099	88,143	19,551
Other group companies
Telefónica USA	f)	6,826	83	160	-	77	137
Telefónica Peru	k)	674	-	-	553	-	-
Telefônica Engenharia de Segurança do Brasil	c)	11,088	-	8	3,281	-	8
Telefónica International Wholesale Services Brasil	d) / f) / l)	107,826	1,571	378	67,304	1,470	378
Telefónica International Wholesale Services Espanha	f) / k)	18,066	10,331	-	46,271	6,638	-
Telefónica Moviles Del Espanha	k)	13,558	-	-	6,859	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	2,999	24	452	7,000	24	560
Telefônica Transportes e Logistica	h)	15,039	270	259	20,816	270	259
Terra Networks Brasil	i)	9,663	78	769	2,439	78	769
Telefónica Global Technology	e)	16,957	-	-	12,950	-	-
Telefônica Digital España	o)	39,494	614	-	18,570	590	-
Media Networks Latina America SAC	b)	33,610	-	-	18,128	-	-
Other	k)	46,364	5,434	614	31,814	237	614
		322,164	18,405	2,640	235,985	9,384	2,725
Total		390,667	104,602	11,898	299,084	97,527	22,276

		Income statement
		Six-month periods ended
Companies	Nature of transaction	06.30.15	06.30.14
Parent companies
SP Telecomunicações Participações	d) / l)	(240)	(14,731)
Telefónica Internacional	l) / o)	68,466	48,808
Telefónica	l) / m) / n)	(184,063)	(162,938)
		(115,837)	(128,861)
Other group companies
Telefónica USA	f)	2,752	(79)
Telefónica Chile	k)	61	331
Telefónica de España	k)	-	(59)
Telefónica Peru	k)	(317)	(199)
Telefônica Engenharia de Segurança do Brasil	a) / c) / d) / l)	(10,846)	(2,852)
Telefónica International Wholesale Services Brasil	a) / d) / f) / l)	(111,556)	(91,571)
Telefónica International Wholesale Services Espanha	f) / j) / k)	8,937	5,030
Telefónica Moviles Del Espanha	k)	1,643	(1,086)
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	(5,895)	(30,941)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	(27,336)	(37,953)
Terra Networks Brasil	a) / d) / l) / i)	1,238	3,648
Telefónica Global Technology	e) / l)	(10,050)	-
Telefônica Digital España	l) / o)	(25,334)	-
Media Networks Latina America SAC	b)	(15,934)	-
Other	a) / d) / k) / l)	(41,151)	(18,297)
		(233,788)	(174,028)
Total		(349,625)	(302,889)

Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the six-month periods ended June 30, 2015 and 2014 amounted to R$65,492 and R$ 11,238, respectively. Of this amount, R$26,693 (R$8,620 at June 30, 2014) corresponds to salaries, benefits and social charges and R$38,799 (R$2,618 at June 30, 2014) to variable compensation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

These amounts were recorded as expenses with personnel under the General and administrative expenses (Note 24).

For the three-month periods ended June 30, 2015 and 2014, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

30)  INSURANCE

The policy of the Company and its subsidiaries, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. Risk assumptions adopted, given their nature, are not included in quarterly information (ITR) audit scope and, as a result, were not reviewed by our independent auditor.

At June 30, 2015, maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$850,000 for operational risks (with loss of profit) and R$75,000 for general civil liability.

31)  SHARE-BASED PAYMENT PLAN

The Company's controlling shareholder, Telefónica S.A., has different share-based payment plans, which were also offered to management and employees of its subsidiaries, among which, Telefónica Brasil and TData.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of June 30, 2015 are detailed below:

a)     Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares to be possible received by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycles are independent of one another.  The number of shares is reported at the beginning of the cycle and, after three years from grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the comparison of the growth in shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

In 2014, extension of this program for other 3 cycles of 3 years each was approved, beginning on October 1, 2014 until September 30, 2017. The number of shares is informed at the beginning of the cycle and after the period of 3 years from the granting date, also shares are transferred to participants if the TSR target is achieved.

The next examples are scheduled as follows:

•       The 2012-2015 cycle takes place in June 2015 with 68 Company executives (including two named executives nominated under the Statute), holding the right to potentially receive 266,140 Telefónica S.A. shares.

•       The 2013-2016 cycle takes place in June 2016 with 82 Company executives (including two named executives nominated under the Statute), holding the right to potentially receive 330,338 Telefónica S.A. shares.

•       The 2014-2017 cycle takes place in September 2017 with 88 Company executives (including two named executives nominated under the Statute), holding the right to potentially receive 387,530 Telefónica S.A. shares.

The maximum number of outstanding shares attributed to cycles at June 30, 2015 is as follows:

Cycles	Number of initial shares + Co-investment	Unit value in Euro	Completion date
2nd cycle July 1, 2012	554,663	10.10	June 30, 2015
3rd cycle July 1, 2013	490,742	10.87	June 30, 2016
4th cycle October 1, 2014	518,770	13.93	September 30, 2017

b)    Talent for the Future Share Plan (“TFSP”)

The General Shareholders' Meeting of Telefónica S.A., held in 2014, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them Telefónica S.A. shares.

The participants do not have to pay for the shares initially attributed to them. Initially, the plan is expected to remain effective for three years. The cycle began on October 1, 2014 and will be effective to September 30, 2017. The number of shares is reported at the beginning of the cycle and, after three years from grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the comparison of the evolution of shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group.

The maximum number of outstanding shares attributed to the first cycle at June 30, 2015 is as follows:

Cycle	Number of initial shares	Unit value in Euro	Completion date
1st cycle October 1, 2014	73,500	12.12	September 30, 2017

The Company records the following personnel expenses in the groups of Costs of Services Rendered, Selling, General and Administrative Expenses (Note 24), referring to the share-based payment plans:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Six-month periods ended
Plans	06.30.15	06.30.14
TFSP	362	-
PIP	6,043	4,824
GESP	-	1,191
Total	6,405	6,015

32)  POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type (1)	Entity	Sponsor

PBS-A	BD	Sistel	Telefônica Brasil, jointly with other telecommunications companies arising from Sistema Telebrás privatization

PAMA / PCE	Health care plan	Sistel	Telefônica Brasil, jointly with other telecommunications companies arising from Sistema Telebrás privatization

CTB	BD	Telefônica Brasil	Telefônica Brasil

PBS	BD/Hybrid	VisãoPrev	Telefônica Brasil

PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil

VISÃO	CD/Hybrid	VisãoPrev	Telefônica Brasil and Telefônica Data

(1) BD = Defined benefit plan;
DC = Defined Contribution Plan;
Hybrid = Plan that offers both BD and CD-type benefits. Defined Contributions. (2) Except the CELPREV plan, managed by Sistel.

The details about the aforementioned plans are the same disclosed in Note 32 – Post-Employment Benefit Plans of the Company’s financial statements at December 31, 2014.

The defined benefit obligation is composed of different components, based on the characteristics of each pension plan, and may comprise the actuarial liability of official pension supplementation obligations, health care subsidy to retirees and their dependents and indemnity for death and disability of the participants. This obligation is exposed to economic and demographic risks, such as: (i) restatements of medical costs that may impact the cost of health care plans; (ii) salary increase; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of participants and retirees.

The fair value of plan assets is mainly composed of fixed-income investments (NTN’s, LFT’s, LTN’s, repurchase agreements, CDB’s, debentures, financial bills and FIDC shares) and variable-income investments (shares of large companies, with good reputation in the market and high liquidity, as well as in market indices-pegged investments). Due to the concentration of fixed and variable-income investments, the plan assets are mainly exposed to the risks inherent in the financial market and the economic scenario, such as: (i) market risk in economic sectors in which variable-income investments are concentrated; (ii) risk of events impacting the economic scenario and market indices in which variable-income investments are concentrated; and (iii) long-term inflation rate which may consume profitability of fixed-income investments.

All revenue and expenses relating to the defined benefit plan and the hybrid benefit plan as well as the employee contributions, cost of current services, interest on the net actuarial liabilities are recognized directly in the Company´s operating income and that of TData.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Gains and losses relating to defined benefit plans and hybrid benefit plans, in addition to recoverability limitations of surpluses for refund or reduction in future contributions are immediately recognized in other comprehensive income, causing no impact on the operating income of the Company and that of TData.

Consolidated changes in plans that generate surplus and deficit are as follows:

	Consolidated
	Plans recording surplus	Plans recording deficit	Total
Balances at 12.31.13	17,909	(370,351)	(352,442)
Current service cost	(1,237)	(45)	(1,282)
Net interest on defined benefit assets/liabilities	1,056	(19,801)	(18,745)
Contributions and benefits paid by employers	1,629	2,643	4,272
Balances at 06.30.14	19,357	(387,554)	(368,197)
Current service cost	(1,322)	(44)	(1,366)
Net interest on defined benefit assets/liabilities	1,055	(19,801)	(18,746)
Contributions and benefits paid by employers	(1,079)	3,255	2,176
Effects on comprehensive income (loss)	(3,358)	(51,985)	(55,343)
Balances at 12.31.14	14,653	(456,129)	(441,476)
Current service cost	(1,340)	(40)	(1,380)
Net interest on defined benefit assets/liabilities	892	(25,586)	(24,694)
Contributions and benefits paid by employers	1,263	3,225	4,488
Balances at 06.30.15	15,468	(478,530)	(463,062)

Of the amounts of plans generating surplus presented in the table above, the Company recorded R$15,325 and R$14,515 at June 30, 2015 and December 31, 2014, respectively (Note 10).

33)  FINANCIAL INSTRUMENTS

a) Derivative transactions

All derivative instruments held by the Company and GVTPart. are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and its lease indexed to IPCA (inflation rate), and against the risk of changes in TJLP of a portion of debt with the BNDES. As such, any changes in risk factors generate an adverse effect on the matching entry proposed to hedge. Therefore, there are no derivative financial instruments for speculative purposes and the possible exchange risks are hedged.

The Company and GVTPart. keep internal controls over their derivative instruments which, on management’s opinion, are appropriate to control risks associated with each performance strategy in the market.  Results obtained by the Company and GVTPart. in relation to its derivative financial instruments indicate that management has been managing risks appropriately.

The Company and GVTPart calculate the effectiveness of derivatives contracted to cover their financial liabilities at beginning of transaction and on continuous bases. At June 30, 2015 and December 31, 2014, derivative instruments taken out were effective for the hedged items.

As long as these derivative contracts are qualified as hedge accounting, the risk covered also may be adjusted at fair value according to hedge accounting rules.

At June 30, 2015 and December 31, 2014, the Company and GVTPart had no embedded derivative contracts.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Fair value of derivative financial instruments

The valuation method used to calculate market value of financial liabilities (where applicable) and derivative instruments was the discounted cash flows method, considering expected settlement or realization of liabilities and assets at market rates in force as at the balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

Derivative financial instruments consolidated below are registered with the Brazils’ OTC Clearing House (CETIP), all classified as swaps, and not requiring margin deposits.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
					Accumulated effect of fair value
	Reference value		Net position at fair value		Receivable (payable)
Description	06.30.15	12.31.14	06.30.15	12.31.14	06.30.15	12.31.14

Swap contracts
Asset Position

Foreign currency	3,333,646	12,427,490	3,720,186	13,530,830	226,936	759,118
US$ (b)	216,168	913,635	336,388	1,377,412	102,114	326,625
EUR (a) (b)	2,824,241	85,671	2,827,691	87,018	-	690
LIBOR US$ (b)	293,237	164,572	556,107	266,687	124,822	92,424
JPY	-	5,065	-	4,781	-	-
EUR (f)	-	11,258,547	-	11,794,932	-	339,379

Post-fixed rate	1,188,061	1,182,466	1,163,822	1,125,282	28,285	2,294
CDI (a) (b)	170,984	40,799	172,504	40,925	4,991	21
TJLP (d)	1,017,077	1,141,667	991,318	1,084,357	23,294	2,273

Inflation index	437,471	217,472	231,938	231,938	8,219	5,370
IPCA (c) (e)	209,487	217,472	231,938	231,938	7,936	5,370
IGPM (g)	227,984	-	-	-	283	-

Liability Position

Pre-fixed rate	-	(11,258,547)	-	(11,458,807)	-	(3,254)
Fixed NDF (f)	-	(11,258,547)	-	(11,458,807)	-	(3,254)

Post-fixed rate	(4,641,576)	(2,358,445)	(4,718,204)	(2,396,771)	(58,828)	(41,714)
CDI (a) (b) (c) (d) (e) (g)	(4,641,576)	(2,358,445)	(4,718,204)	(2,396,771)	(58,828)	(41,714)

Foreign currency	(317,603)	(210,118)	(444,891)	(312,834)	(1,080)	(2,176)
US$ (b)	(170,984)	(25,444)	(167,513)	(25,935)	-	(491)
EUR (a) (b)	-	(20,102)	-	(20,247)	-	(7)
EUR (f)	(146,619)	-	(277,378)	-	(1,080)	-
LIBOR US$ (b)	-	(164,572)	-	(266,652)	-	(1,678)

		Receivable (current and noncurrent)			263,440	766,782
		Payable (current and noncurrent)			(59,908)	(47,144)
		Receivables, net			203,532	719,638

(a) Foreign currency swaps (Euro) x CDI (R$2,750,631) – swap transactions contracted with various maturities in 2015, in order to hedge against foreign exchange variation risk of loan transactions in Euros to GVT (debt book value of R$2,745,948).

(b) Foreign currency swaps (Euro x Dollar) and (CDI x Dollar) (R$172,503) – swap transactions were contracted with maturities up to August 28, 2015, in order to hedge against foreign exchange variation risk for net amounts payable in foreign currency and receivable in US Dollars (book value of R$167,513 in US Dollars).

(c) Swap IPCA x CDI percentage (R$31,515) - swap transactions contracted with annual maturities until 2014, in order to hedge the flow identical to that of debentures (4th issue - 3rd series) indexed to IPCA (book balance of R$33,183).

(d) Swaps of TJLP x CDI (R$991,317) – swap transactions contracted with maturity dates until 2019, to hedge against variation of TJLP for loans with the BNDES (financial debt carrying amount of R$1,416,994).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

(e) Swap of IPCA x CDI (R$210,465) – swap transactions maturing in 2033 for the purpose of hedging against IPCA variation risk of finance lease (book balance of R$211,258).

(f) NDF EUR x R$ and R$ x EUR – NDF operations taken out with maturity in 2015, in order to hedge against exposures to Euro variation of a firm commitment taken out in the GVT purchase operation.

(g) Swap IGPM x CDI (R$240,638) – swap transactions taken out with maturities from 2016 to 2018 in order to hedge against IGPDI variation in regulatory commitments in connection with 4G license.

We set out below the balances of derivative transactions at June 30, 2015 and December 31,2014.

	Consolidated
	Book value		Fair value
Description	06.30.15	12.31.14	06.30.15	12.31.14

Asset Position

Financial instruments at fair value recognized in other comprehensive income	5,087,938	14,657,304	5,087,938	14,657,304

Cash flow hedge
Non-Deliverable Forward (NDF)	-	11,794,932	-	11,794,932
Swaps	313,335	266,687	313,335	266,687

Fair Value Hedge
Swaps	4,774,603	2,595,685	4,774,603	2,595,685

Financial instruments at fair value recognized in P&L	278,688	230,746	278,688	230,746

Non-hedge derivatives
Non-Deliverable Forward (NDF)	-	4,781	-	4,781
Swaps	278,688	225,965	278,688	225,965

Current assets	3,705,533	13,282,083	3,705,533	13,282,083
Noncurrent assets	1,661,093	1,605,967	1,661,093	1,605,967

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	Book value		Fair value
Description	06.30.15	12.31.14	06.30.15	12.31.14

Liability Position

Financial instruments at fair value recognized in other comprehensive income	4,887,433	13,938,826	4,887,433	13,938,826

Cash flow hedge
Non-Deliverable Forward (NDF)	-	11,458,807	-	11,458,807
Swaps	211,056	174,263	211,056	174,263

Fair Value Hedge
Swaps	4,676,377	2,305,756	4,676,377	2,305,756

Financial instruments at fair value recognized in P&L	627,570	229,586	627,570	229,586

Contingent consideration	351,909	-	351,909	-

Non-hedge derivatives
Non-Deliverable Forward (NDF)	-	5,271	-	5,271
Swaps	275,661	224,315	275,661	224,315

Current liabilities	3,711,825	12,691,155	3,711,825	12,691,155
Noncurrent liabilities	1,803,178	1,477,257	1,803,178	1,477,257

The distribution of consolidated swap contract maturities at June 30, 2015, is as follows:

	Maturing in
Swap contract	2015	2016	2017	2018 onwards	Receivables (payables) at 06.30.15

Foreign currency x CDI	11,811	53,629	63,337	73,051	201,828
CDI x foreign currency	4,991	-	-	-	4,991
TJLP x CDI	(12,693)	(12,998)	3,702	19,059	(2,930)
IPCA x CDI	(1,835)	(1,895)	(1,255)	4,831	(154)
Forward	-	283	(464)	(22)	(203)
Total	2,274	39,019	65,320	96,919	203,532

For the purpose of preparing the quarterly information (ITR), the Company and GVTPart adopted hedge accounting for its foreign currency X CDI, IPCA x CDI and TJLP x CDI swap transactions providing financial debt hedge. According to this methodology, both derivative and covered risk are valued at their fair value.

The ineffective portion at June 30, 2015 amounted to R$2,529 (R$2,195 at December 31, 2014).

The amount recorded in other comprehensive income referring to swaps and NDF contracts designated as cash flow hedge at June 30, 2015 was positive at R$8,171 (positive at R$331,332 at December 31, 2014). These cash flow hedge transactions generated a positive result of R$39,891 at June 30, 2015 (positive at R$19,742 at December 31, 2014).

At June 30, 2015 and 2014, the transactions with derivatives generated positive and consolidated negative (net) result of R$261,613 and R$115,676, respectively (Note 26 ).

Sensitivity analysis to the Company’s risk variables

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

CVM Rule No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

Pursuant to the abovementioned, each transaction with derivative financial instruments was assessed, taking into consideration a probable realization scenario and two scenarios that may generate adverse results to the Company or GVTPart.

In the probable scenario the assumption considered was to keep, on the maturity dates of each transaction, what the market has been showing through BM&FBovespa market curves (currency and interest). Thus, in the probable scenario, there is no impact on the fair value of derivative financial instruments already presented above. For scenarios II and III, pursuant to the CVM Rule, a deterioration of 25% and 50%, respectively, was considered in the risk variables.

As the Company and GVTPart has only derivative instruments to hedge their assets and liabilities in foreign currency, the changes in scenarios are followed by the respective hedged items, thus indicating that the effects are virtually null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Sensitivity analysis - net exposure

Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation

Hedge (long position)	Derivatives (EUR depreciation risk)	77,060	96,327	115,595
Payables in EUR	Debt (EUR appreciation risk)	(85,444)	(106,805)	(128,166)
Receivables in EUR	Debt (EUR depreciation risk)	8,250	10,313	12,375
	Net exposure	(134)	(165)	(196)

Hedge (long position)	Derivatives (EUR depreciation risk)	2,750,631	3,439,985	4,130,023
EUR firm commitment	EUR Debt (EUR appreciation risk)	(2,750,628)	(3,439,981)	(4,130,017)
	Net exposure	3	4	6

Hedge (long position)	Derivatives (US$ depreciation risk)	(138,389)	(172,969)	(207,547)
Payables in US$	Debt (US$ appreciation risk)	(321,082)	(401,352)	(481,622)
Receivables in US$	Debt (US$ depreciation risk)	408,364	510,454	612,545
	Net exposure	(51,107)	(63,867)	(76,624)

Hedge (long position)	Derivatives (risk of decrease in IPCA)	241,981	264,223	290,594
Debt in IPCA	Debts (risk of increase in IPCA)	(242,200)	(264,463)	(290,857)
	Net exposure	(219)	(240)	(263)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	240,066	245,218	250,598
Debt in IGP-DI	Debts (risk of increase in IGP-DI)	(240,066)	(245,218)	(250,598)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in UMBND)	585,993	741,358	900,535
Debt in UMBND	Debts (risk of increase in UMBND)	(584,080)	(738,906)	(897,520)
	Net exposure	1,913	2,452	3,015

Hedge (long position)	Derivatives (risk of decrease in TJLP)	991,318	1,038,928	1,090,986
Debt in TJLP	Debts (risk of increase in TJLP)	(991,361)	(1,038,975)	(1,091,038)
	Net exposure	(43)	(47)	(52)

Hedge (CDI position)
Hedge USD and EUR (short and long position)	Derivatives (risk of increase in CDI)	(2,708,338)	(2,708,344)	(2,708,350)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(242,136)	(242,206)	(242,270)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(240,841)	(240,841)	(240,841)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(360,138)	(364,792)	(369,017)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(994,247)	(995,212)	(996,100)
	Net exposure	(4,545,700)	(4,551,395)	(4,556,578)

Total net exposure in each scenario		(4,595,287)	(4,613,258)	(4,630,692)

Net effect on changes in current fair value		-	(17,971)	(35,405)

Assumptions for sensitivity analysis

Risk variable	Probable	25% depreciation	50% depreciation
USD	3.1026	3.8783	4.6539
EUR	3.4715	4.3394	5.2072
JPY	0.0254	0.0318	0.0381
IPCA	8.89%	11.12%	13.34%
IGPM	5.59%	6.99%	8.39%
IGP-DI	6.22%	7.78%	9.34%
UMBND	0.0605	0.0757	0.0908
URTJLP	1.9741	2.4676	2.9611
CDI	13.64%	17.05%	20.46%

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

For calculation of the net exposure of the sensitivity analysis, all derivatives were considered at market value and only the hedged items designated under the fair value hedge accounting methodology were also considered at their fair value.

The fair values stated in the chart above derives from a portfolio position at June 30, 2015; however, they do not reflect the expected realization due to the market fluctuations, which are constantly monitored by the Company and GVTPart. The use of different assumptions may affect significantly the estimates.

b) Fair Value

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. Consequently, the estimates presented do not necessarily indicate the amounts that could be realized in the current market. The use of different market hypothesis and/or methodologies may have a significant effect on the estimated realizable values. At June 30, 2015 and December 31, 2014, the Company and its subsidiaries detected no significant or prolonged impairment in the recoverable amount of its financial instruments.

The tables below present breakdown of financial assets and liabilities at June 30, 2015 and December 31, 2014.

Company
		Fair value hierarchy	Book balance		Fair value
Financial assets	Classification by category		06.30.15	12.31.14	06.30.15	12.31.14
Current
Cash and cash equivalents (Note 4)	Amortized cost		6,391,227	3,835,304	6,391,227	3,835,304
Accounts receivable, net (Note 5)	Loans and receivables		6,577,250	6,470,764	6,577,250	6,470,764
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	5,274	2,218	5,274	2,218
Derivative transactions (Note 33)	Coverage	Level 2	36,124	611,721	36,124	611,721

Noncurrent
Accounts receivable, net (Note 5)	Loans and receivables		204,525	190,288	204,525	190,288
Ownership interest (Note 11)	Available for sale	Level 3	6,484,171	1,232,956	6,484,171	1,232,956
Derivative transactions (Note 33)	Coverage	Level 2	222,042	152,843	222,042	152,843
Total financial assets			19,920,613	12,496,094	19,920,613	12,496,094

Company
		Fair value hierarchy	Book balance		Fair value
Financial liabilities	Classification by category		06.30.15	12.31.14	06.30.15	12.31.14
Current
Trade accounts payable (Note 15)	Amortized cost		7,367,556	7,675,632	7,367,556	7,675,632
Loans, financing and finance lease (Note 20)	Amortized cost		648,509	1,509,471	818,851	1,646,869
Debentures (Note 20)	Amortized cost		768,295	755,047	1,095,335	1,053,265
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	1,966	568	1,966	568
Derivative transactions (Note 33)	Coverage	Level 2	23,662	22,443	23,662	22,443

Noncurrent
Loans, financing and finance lease (Note 20)	Amortized cost		1,956,533	2,123,126	2,010,496	1,899,755
Debentures (Note 20)	Amortized cost		3,418,440	3,411,616	3,059,309	3,077,269
Contingent consideration (Note 20)	Measured at fair value through profit or loss		351,909	-	351,909	-
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	486	-	486	-
Derivative transactions (Note 33)	Coverage	Level 2	11,732	24,133	11,732	24,133
Total financial liabilities			14,549,088	15,522,036	14,741,302	15,399,934

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book balance		Fair value
Financial assets	Classification by category		06.30.15	12.31.14	06.30.15	12.31.14
Current
Cash and cash equivalents (Note 4)	Amortized cost		7,094,667	4,692,689	7,094,667	4,692,689
Accounts receivable, net (Note 5)	Loans and receivables		8,001,965	6,724,061	8,001,965	6,724,061
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	5,274	2,218	5,274	2,218
Derivative transactions (Note 33)	Coverage	Level 2	36,124	611,721	36,124	611,721

Noncurrent
Accounts receivable, net (Note 5)	Loans and receivables		313,012	299,405	313,012	299,405
Ownership interest (Note 11)	Available for sale	Level 3	84,904	79,805	84,904	79,805
Derivative transactions (Note 33)	Coverage	Level 2	222,042	152,843	222,042	152,843
Total financial assets			15,757,988	12,562,742	15,757,988	12,562,742

Consolidated
		Fair value hierarchy	Book balance		Fair value
Financial liabilities	Classification by category		06.30.15	12.31.14	06.30.15	12.31.14
Current
Trade accounts payable (Note 15)	Amortized cost		8,033,724	7,641,191	8,033,724	7,641,191
Loans, financing and finance lease (Note 20)	Amortized cost		3,775,660	1,509,471	4,020,453	1,646,869
Debentures (Note 20)	Amortized cost		768,295	755,047	1,095,335	1,053,265
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	24,193	568	24,193	568
Derivative transactions (Note 33)	Coverage	Level 2	23,497	22,443	23,497	22,443

Noncurrent
Loans, financing and finance lease (Note 20)	Amortized cost		3,220,225	2,123,126	3,070,527	1,899,755
Debentures (Note 20)	Amortized cost		3,418,440	3,411,616	3,059,309	3,077,269
Contingent consideration (Note 20)	Measured at fair value through profit or loss		351,909	-	351,909	-
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	486	-	486	-
Derivative transactions (Note 33)	Coverage	Level 2	11,732	24,133	11,732	24,133
Total financial liabilities			19,628,161	15,487,595	19,691,165	15,365,493

c) Capital Management and Risk Management Policy

Capital management

The objective of the Company capital management is to maintain a solid credit rating with the institutions as well as optimal capital ratio to support the Company businesses and maximize value to shareholders.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the period ended June 30, 2015, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company and its subsidiaries include in the net debt structure the following balances: loans, financing, debentures, finance lease, contingent payment and operations with derivatives (Note 20), net of cash and cash equivalents (Note 4) and short-term investments as a guarantee of the BNB financing.

Consolidated net indebtedness rates on Company’s equity are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

	Consolidated
	06.30.15	12.31.14
Cash and cash equivalents	7,094,667	4,692,689
Loans, financing, debentures, finance lease, contingent consideration and derivative transactions (net of short-term investments given as collateral to debt)	(11,294,775)	(7,019,168)
Net debt	4,200,108	2,326,479
Equity	67,118,227	44,950,095
Net debt-to-equity ratio	6.26%	5.18%

Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The main market risk factors that affect the Company and its subsidiaries’ business are as follows:

a)   Currency risk

There is a risk arising from the possibility of the Company and its subsidiaries incur losses due to fluctuations in exchange rates, which increase expenses derived from its loans taken out in foreign currency.

On June 30, 2015, 29.5% of the financial debt was denominated in foreign currency (15.9% at December 31, 2014). The Company and its subsidiaries take out derivative transactions (foreign exchange hedge) from financial institutions to hedge against exchange variation on its financial debt in foreign currency (R$3,295,126 and R$1,237,422 at June 30, 2015 and December 31, 2014, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

Also, there is the exchange risk associated with non-financial assets and liabilities denominated in foreign currency, which may generate a lower value receivable or a higher value payable, according to the exchange variation of the period.

Hedge transactions were taken out to minimize the currency risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company and its subsidiaries intend to cover the net balance of these rights and obligations (US$9,400 thousand and €22,200 thousand payable at June 30, 2015 and US$29,676 thousand and €20,700 thousand payable at December 31, 2014) to minimize the related currency risk.

b)   Interest rate and inflation risk

This risk arises from the possibility that the Company incurs losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge, TJLP and IPCA) taken out at floating interest rates (CDI).

The debt to BNDES is restated by reference to the Long-Term Interest Rate (TJLP) variation, established quarterly by the National Monetary Council, which, in March 2015, decided to increase it to 6.00% p.a. from April 1 to June 30, 2015. TJLP increase was of 0.50 percentage point in relation to the rate previously in force, namely 5.50% p.a.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

The risk of inflation arises from the debentures of 1st Issue - Minas Comunica, indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

In order to reduce the exposure to the domestic variable interest rate (CDI), the Company and its subsidiaries invest the excess of cash and cash equivalents, in the amount of R$6,977,265 (R$4,628,679 at December 31 2014), largely in short-term investments (Bank Deposit Certificates - CDB) based on the CDI variation. The book values of these financial instruments approximate their market values, as they are redeemable in the short term.

c)   Liquidity risk

Liquidity risk refers to any circumstance in which the Company or its subsidiaries do not have sufficient funds to settle their commitments due to different currencies and realization/liquidity terms of their rights and obligations.

 The Company and its subsidiaries organized the maturities of non-derivative financial instruments, as stated in Note 20, as well as their respective derivatives, as stated in the payment schedule disclosed on that Note, so as to not affect its liquidity.

The Company and its subsidiaries’ liquidity and cash flow is managed on a daily basis by management in order to ensure that the generation of operating cash and early fundraising, where necessary, are sufficient to maintain their schedule of commitments, not generating liquidity risks.

We set out below a summary maturity schedule of consolidated financial liabilities contractually provided for:

At June 30, 2015	Within 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	8,033,724	-	-	-	8,033,724
Loans, financing and finance lease (Note 20)	3,775,660	900,327	1,956,759	363,139	6,995,885
Debentures (Note 20)	768,295		3,390,690	27,750	4,186,735
Contingent consideration (Note 20)	-	-	-	351,909	351,909
Derivative transactions (Note 33)	47,690	7,390	3,654	1,174	59,908
Total	12,625,369	907,717	5,351,103	743,972	19,628,161

At December 31, 2014	Within 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	7,641,191	-	-	-	7,641,191
Loans, financing and finance lease (Note 20)	1,509,471	602,892	1,401,595	118,639	3,632,597
Debentures (Note 20)	755,047	-	3,397,741	13,875	4,166,663
Derivative transactions (Note 33)	23,011	11,617	8,560	3,956	47,144
Total	9,928,720	614,509	4,807,896	136,470	15,487,595

d)   Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk from trade accounts receivable is diversified and minimized by a strict control of the customers base. The Company constantly monitors the level of accounts receivable of post-paid plans and limits the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. There are exceptions to the telephony services which must be kept for national security or defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, according to the financial counterparty credit policy in force.

34)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites where the radio-base stations are located, through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At June 30, 2015, the total amounts corresponding to the full period of the contracts were as follows:

	Company	Consolidated
Within 1 year	887,084	1,566,664
From 1 to 5 years	3,252,906	5,336,259
Over 5 years	2,007,144	4,978,750
Total	6,147,134	11,881,673

35) PRO FORMA CONSOLIDATED INCOME STATEMENTS (UNAUDITED OR RESTATED)

In compliance with CVM Rule No. 565, of June 15, 2015, and CVM Ruling No. 709, of May 2, 2013, the Company presents below the unaudited pro forma consolidated income statements for the year ended December 31, 2014, and for the six-month periods ended June 30, 2015 and 2014.

Pro forma consolidated income statement for the year ended December 31, 2014

	Telefônica Brasil consolidated	GVTPart consolidated	Pro Forma adjustments	Eliminations	Total Pro Forma
Operating revenue, net	34,999,969	5,416,755	(20,090)	(178,425)	40,218,209
Cost of sales and services	(17,222,675)	(2,696,453)	(62,159)	178,425	(19,802,862)
Gross profit	17,777,294	2,720,302	(82,249)	-	20,415,347

Operating income (expenses)	(12,668,265)	(1,614,954)	(345,539)	-	(14,628,758)
Selling expenses	(10,466,725)	(1,120,526)	(320,802)	-	(11,908,053)
General and administrative expenses	(1,803,803)	(450,275)	-	-	(2,254,078)
Other operating income (expenses), net	(397,737)	(44,153)	(24,737)	-	(466,627)
Operating income	5,109,029	1,105,348	(427,788)	-	5,786,589

Financial income (expenses), net	(361,995)	(171,377)	-	-	(533,372)
Equity pickup	6,940	-	-	-	6,940
Income before taxes	4,753,974	933,971	(427,788)	-	5,260,157

Income and social contribution taxes	182,685	(302,594)	145,448	-	25,539

Net income for the year	4,936,659	631,377	(282,340)	-	5,285,696

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Pro-forma consolidated income statements for the six-month period ended June 30, 2015

	Telefônica Brasil, consolidated for the six-month period ended 06.30.15	GVTPart. consolidated for the four-month period ended 04.30.15	Pro Forma adjustments	Eliminations	Total Pro Forma
Operating revenue, net	18,945,203	1,899,513	-	(52,644)	20,792,072
Cost of sales and services	(9,605,288)	(991,472)	(17,134)	52,644	(10,561,250)
Gross profit	9,339,915	908,041	(17,134)	-	10,230,822

Operating income (expenses)	(6,922,113)	(564,647)	(131,075)	-	(7,617,835)
Selling expenses	(5,682,237)	(407,697)	(125,550)	-	(6,215,484)
General and administrative expenses	(961,254)	(154,155)	-	-	(1,115,409)
Other operating income (expenses), net	(278,622)	(2,795)	(5,525)	-	(286,942)
Operating income	2,417,802	343,394	(148,209)	-	2,612,987

Financial income (expenses), net	(389,379)	(260,520)	-	-	(649,899)
Equity pickup	672	-	-	-	672
Income before taxes	2,029,095	82,874	(148,209)	-	1,963,760

Income and social contribution taxes	(579,560)	(30,492)	50,391	-	(559,661)

Net income for the period	1,449,535	52,382	(97,818)	-	1,404,099

Pro-forma consolidated income statements for the six-month period ended June 30, 2014

	Telefônica Brasil consolidated	GVTPart consolidated	Pro Forma adjustments	Eliminations	Total Pro Forma
Operating revenue, net	17,228,524	2,624,478	(9,610)	(90,303)	19,753,089
Cost of sales and services	(8,512,413)	(1,323,519)	(29,329)	90,303	(9,774,958)
Gross profit	8,716,111	1,300,959	(38,939)	-	9,978,131

Operating income (expenses)	(6,240,202)	(775,314)	(168,761)	-	(7,184,277)
Selling expenses	(5,077,012)	(543,152)	(160,718)	-	(5,780,882)
General and administrative expenses	(943,522)	(216,542)	-	-	(1,160,064)
Other operating income (expenses), net	(219,668)	(15,620)	(8,043)	-	(243,331)
Operating income	2,475,909	525,645	(207,700)	-	2,793,854

Financial income (expenses), net	(200,378)	157,177	-	-	(43,201)
Equity pickup	1,459	-	-	-	1,459
Income before taxes	2,276,990	682,822	(207,700)	-	2,752,112

Income and social contribution taxes	376,433	(229,734)	70,618	-	217,317

Net income for the period	2,653,423	453,088	(137,082)	-	2,969,429

Notes to the income statements

1)   Description of transactions and basis of preparation of the pro forma consolidated financial information

a) Basis of preparation of income statements

The historical financial information referring to the Company and used in the preparation of these income statements was obtained from the historical financial statements for the year ended December 31, 2014, and from the quarterly information for the six-month periods ended June 30, 2015 and 2014.

The historical financial information referring to GVTPart. and used in the preparation of these income statements was obtained from the historical financial statements for the year ended December 31, 2014, and for the six-month periods ended June 30, 2015 and 2014.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

This pro forma financial information must be read jointly with the historical financial statements of the referred to companies.

The income statements reflect the effects of the acquisition of 100% of GVTPart.’s capital and were prepared and are presented exclusively for information purposes, under the assumption that GVTPart. was acquired on January 1, 2014.

The income statements must neither be used as an indication of future consolidated financial statements nor construed as income statements and/or effective financial position of the Company.

2) Pro forma adjustments

The income statements were prepared and are presented based on the historical financial statements of each company, and the pro forma adjustments were determined based on assumptions and estimates believed to be reasonable, and include the following adjustments:

The adjustments in the income statement reflect: i) depreciation of property and equipment appreciation (depreciation); ii) amortization of intangible assets appreciation (depreciation); iii) amortization of trademark; iv) amortization of customer portfolio; v) income tax (25%) and social contribution tax (9%) and; vi) intercompany eliminations, as follows:

	Group in the Income Statements	Six-month period ended June 30, 2015	Six-month period ended June 30, 2014	2014

Depreciation of the acquired property and equipment appreciation (depreciation)	(a)	(2,808)	(4,212)	(8,424)

Amortization of acquired intangible asset appreciation (depreciation)	(a)	(5,878)	(8,817)	(17,635)

Amortization of trademark	(b)	(12,333)	-	-

Amortization of customer portfolio	(b)	(110,062)	(165,092)	(330,184)

Other		(17,128)	(29,579)	(71,545)

Deferred taxes on the above adjustments	(c)	50,391	70,618	145,448

Eliminations	(d)	52,644	90,303	178,425

(a)  Amounts recognized as “Costs of Services and Goods Sold”;

(b)  Amounts recognized as “Selling Expenses”;

(c)  Income and social contribution taxes on adjustments;

(d)  Amounts recognized as “Operating Revenue, Net and Cost of Sales and Services”, basically related to interconnection and network use.

36) SUBSEQUENT EVENTS

Dissenter Right

Considering that, on June 30, 2015, the shareholders’ dissenters' right in connection with the acquisition of GVTPart. (Note 3) expired, and also considering the merger of GVTPart.’s shares (Note 22) by the Company, with the subsequent conversion of GVTPart. into a wholly-owned subsidiary of Company, as disclosed on May 29, 2015, and under the terms of article 137, paragraph 3, of Law No. 6404/76, the Company has not reconsidered the decisions taken in the Company’s Special Shareholders’ Meeting held on May 28, 2015 (Note 3).

Consequently, on July 8, 2015, the Company paid the shareholders who exercised such right of dissent, except for shareholders who requested an appraisal through a special balance sheet together with reimbursement. In this case, the payment will be made within the period and in accordance with the provisions of article 137, paragraph 2, of Law No. 6404/76.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2015

(In thousands of reais, unless otherwise stated)

Interim interest on equity

In the meeting held on July 20, 2015, the Company Board of Directors approved the IOE credits for 2015, subject to approval in the Annual Shareholders’ Meeting, and under the terms of article 28 of the Company’s Bylaws, of article 9 of Law No. 9249/95, and of CVM Ruling No. 638/12, in the gross amount of R$221,000, which is equivalent to R$0.122734955402 per common share and R$0.135008450942 per preferred share, and corresponding to a net withholding income tax of R$187,850, which is equivalent to R$0.104324712092 per common share and R$0.114757183301 per preferred share, calculated based on the net income recorded in the balance sheet of May 31, 2015.

These proceeds will be paid until the end of 2016, on a date to be defined by the Executive Board and communicated to the market on a timely basis, and will be credited to individual shareholders, following the Company’s shareholding position recorded at the end of and on July 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 6, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director